Exhibit 99.200

UNDERWRITING AGREEMENT

May 20, 2021

High Tide Inc.

Unit #112, 11127 15th Street NE

Calgary, Alberta

K7R 3L2

Ladies and Gentleman:

The undersigned, ATB Capital Markets Inc. (“ATB”), Echelon Wealth Partners Inc. (“Echelon” and together with ATB, the “Co-Lead Underwriters”) along with Beacon Securities Limited, Desjardins Securities Inc. and Roth Canada ULC (collectively, with the Co-Lead Underwriters, the “Underwriters, and each individually, an “Underwriter”), hereby severally, and not jointly, nor jointly and severally, offer and agree to purchase from High Tide Inc. (the “Company”), in their respective percentages set out in Section 24(1) below, and the Company hereby agrees to issue and sell to the Underwriters, an aggregate of 2,100,000 units of the Company (the “Initial Units”) at the purchase price of $9.60 per Initial Unit (the “Purchase Price”) for aggregate proceeds of approximately $20,160,000. Each Initial Unit shall be comprised of one common share of the Company (each an “Initial Share” and collectively, the “Initial Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant, an “Initial Warrant” and collectively, the “Initial Warrants”). Each Initial Warrant will entitle the holder thereof to acquire one common share of the Company (each a “Warrant Share” and collectively, the “Warrant Shares”) at an exercise price of $12.25 per Warrant Share, at any time until 4:00 p.m. (Toronto time) on the date that is 36 months following the Closing Date (as defined herein). If, at any time prior to the expiry date of the Initial Warrants, the ten (10) trading day volume weighted average closing price of the Common Shares on the TSXV (as defined herein) (or other applicable exchange) equals or exceeds $19.20, the Company may, within 10 days of the occurrence of such event, deliver a notice to the holders of Initial Warrants accelerating the expiry date of the Initial Warrants to the date that is 30 days following the date of such notice (the “Accelerated Exercise Period”). Any unexercised Initial Warrants shall automatically expire at the end of the Accelerated Exercise Period.

The Initial Warrants and Additional Warrants (as defined herein) shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) in a form acceptable to the Co-Lead Underwriters, on behalf of the Underwriters, to be dated as of the Closing Date between the Company and the Warrant Agent (as defined herein), in its capacity as warrant agent. The description of the Initial Warrants and Additional Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Initial Warrants and Additional Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Initial Warrants and Additional Warrants in this Agreement and the terms of the Initial Warrants and Additional Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

Upon and subject to the terms and conditions herein set forth and in reliance upon the representations and warranties herein contained, the Company hereby grants to the Underwriters, in the respective percentages set out in Section 24(1) of this Agreement, an option (the “Over-Allotment Option”) to purchase such number of additional units (the “Additional Units”, and together with the Initial Units, the “Units”), Common Shares (the “Additional Shares”), and/or Initial Warrants (the “Additional Warrants” and with the Additional Units and Additional Shares, the “Additional Securities”) as is equal to 15% of the number of Initial Units sold under the Offering (as defined herein), to cover over-allotments if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; (ii) Additional Shares at a price of $9.05 per Additional Share; (iii) Additional Warrants at a price of $0.55 per Additional Warrant; or (iv) any combination of Additional Units, Additional Shares and/or Additional Warrants, provided that, (A) the number of Additional Units does not exceed 315,000 Additional Units, (B) the number of Additional Shares does not exceed 315,000 Over-Allotment Shares, and (C) the number of Additional Warrants does not exceed 157,500 Additional Warrants. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part. If the Co-Lead Underwriters, on behalf of the Underwriters, elects to exercise the Over-Allotment Option, the Co-Lead Underwriters shall notify the Company in writing not less than 48 hours prior to the Over-Allotment Option Closing Date (as defined herein), which notice shall specify the aggregate number and kind(s) of the Additional Securities to be purchased by the Underwriters, the date on which such Additional Securities are to be purchased and the names and denominations in which the applicable Additional Securities are to be registered (the “Over-Allotment Option Notice”). The date of any such purchase may be the same as the Closing Date, but not earlier than the Closing Date nor later than 30 days following the Closing Date.

The common shares of the Company (the “Common Shares”) issuable upon exercise of the Additional Warrants are referred to herein as the “Additional Warrant Shares”. The Initial Units, Initial Shares, Initial Warrants, and Warrant Shares are collectively referred to in this Agreement as the “Offered Securities”, and unless the context requires otherwise, references to the “Offered Securities” include the Additional Securities. The offering of the Offered Securities by the Company is referred to in this Agreement as the “Offering”. The Offered Securities shall have the attributes described in and contemplated by the Prospectus (as defined herein).

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Securities resident in the Qualifying Jurisdictions (as defined herein). Each Substituted Purchaser shall purchase the Offered Securities at the Offering Price, and, to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers from the Company.

Subject to the terms and conditions set out in this Agreement, the Underwriters propose to distribute the Securities in the Qualifying Jurisdictions (as defined herein) pursuant to the Prospectus. In addition, the Company and the Underwriters further agree that any offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons (as defined herein) will be made by the Underwriters through U.S. Affiliates (as defined herein) in accordance with this Agreement and Schedule “A” hereto, which is incorporated into and forms part of this Agreement.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option.

The Underwriters may offer the Offered Securities at a price less than the Offering Price as described in further detail in Section 24 below, in compliance with Canadian Securities Laws (as defined herein) and, specifically, the requirements of NI 44-101 (as defined herein) and the disclosure concerning the same contained in the Prospectus and the U.S. Private Placement Memorandum (as defined herein).

Section 1	Definitions and Interpretation

(1)	For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Accelerated Exercise Period” has the meaning given to it above;

“Additional Shares” has the meaning given to it above;

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this underwriting agreement dated May 20, 2021 between the Company and the Underwriters, as the same may be supplemented, amended and/or restated from time to time;

“articles” means the articles of the Company;

“ASC” means the Alberta Securities Commission;

“Base Shelf Prospectus” means the (final) short form base shelf prospectus of the Company dated April 22, 2021 including any documents incorporated or deemed to be incorporated therein;

“Broker Warrant” has the meaning given to it in Section 14;

“Business Day” means any day, other than a Saturday or Sunday, on which chartered banks in City of Toronto, Ontario and the City of Calgary, Alberta are open for business;

“Broker Securities” means collectively the Broker Warrants, the BW Shares, the BW Warrants and the Broker Warrant Shares;

“BW Share” has the meaning given to it in Section 14;

“BW Warrant” has the meaning given to it in Section 14;

“BW Warrant Share” has the meaning given to it in Section 14;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions, as applicable, and the respective rules, regulations, blanket orders and rulings under such laws together with applicable published policies, policy statements, instruments and notices of the Canadian Securities Regulators, including the rules and written policies of the TSXV;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions and “Canadian Securities Regulator” means any one of them;

“Cannabis Licenses” means the licenses of the Company, its Subsidiaries and Partnerships listed on Schedule “B”, as applicable;

“Claims” has the meaning given to it in Section 20(1)(a);

“Closing” means the completion of the sale by the Company, and the purchase by the Underwriters, of the Initial Units, Initial Shares, Initial Warrants, and Broker Warrants pursuant to this Agreement;

“Closing Date” means May 25, 2021, or such other date as the Company and the Underwriters may agree upon in writing or as may be changed pursuant to Section 11, which in any event shall not be later than May 27, 2021;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Co-Lead Underwriters” has the meaning given to it above;

“Company” has the meaning given to it above;

“Company Financial Statements” means, collectively: (a) the Company’s audited consolidated financial statements for the years ended October 31, 2020 and October 31, 2019, together with the report of the Company’s Auditors thereon and including the notes thereto; and (b) the Company’s condensed interim unaudited consolidated financial statements for the three months ended January 31, 2021 and 2020;

“Company’s Former Auditors” means MNP LLP, the former auditors of the Company;

“comparables” has the meaning given to it in NI 41-101;

“Current Auditors” means Ernst & Young LLP;

“Data Room” means, collectively (i) the virtual data rooms containing written documents and other information relating to the Company, its Subsidiaries and Partnerships made available by the Company to the Co-Lead Underwriters and the Underwriters’ counsel through: a) the online hosting services of Google Drive under the name “Virtual Data Room”; and b) the online hosting services of Microsoft Outlook 365 under the name “HITI Bought Deal DD Data Room 0521” as such virtual data rooms existed as at 12:01 am (EST) on the date hereof. The term Data Room shall also include all written materials provided by the Company and its counsel to the Underwriters and their counsel in connection with the Offering as at the date hereof, including, without limitation, all written responses to due diligence request lists and supplemental diligence requests.

“distribution” has the meaning given to it in the Securities Act (Ontario);

“Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment from which present or former employees, officers and directors, individuals working on contract with the Company, its Subsidiaries and Partnerships or individuals providing services to the Company or its Subsidiaries and Partnerships of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company or any of its Subsidiaries is the named insured and as to which the Company, its Subsidiaries and Partnerships makes premium payments, whether or not the Company, its Subsidiaries and Partnerships is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company or its Subsidiaries benefit or have the potential to benefit;

“Existing Indebtedness” means the liabilities of the Company as of the date of this Agreement, as set out in the Public Disclosure Documents;

“Existing Liens” means the Liens existing on the Company, its Subsidiaries and Partnerships, as applicable, as of the date of this Agreement, including as set out in the Public Disclosure Documents;

“Fab CBD Acquisition Agreement” means the Acquisition Agreement dated May 2, 2021 among the Company, High Tide USA, Inc., Fab Nutrition, LLC and Josh Delaney;

“Final Offering Documents” means the Prospectus and the U.S. Offering Memorandum, provided however that, for the purposes of the Company’s representations in Section 9, references to “Final Offering Documents” shall also include those documents required to be incorporated by reference into the Prospectus and which have, on or prior to the date hereof, been filed by the Company on SEDAR;

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions, bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Indemnified Party” and “Indemnified Parties” have the respective meanings given to them in Section 20(1);

“Initial Share” has the meaning given to it above;

“Initial Unit” has the meaning given to it above;

“Initial Warrant” has the meaning given to it above;

“Investor Rights Agreement” means the investor rights agreement dated December 12, 2018 between the Company and Aurora Cannabis Inc.;

“Leases” has the meaning given to it in Section 9(1)(ii);

“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing, and shall be deemed to include tax liens, mechanic liens or other similar liens that attach by operation of law and, solely with respect to physical assets of the Company, its Subsidiaries and Partnerships, as applicable, purchase money security interests against physical assets;

“marketing materials” has the meaning given to it in NI 41-101;

“Marketing Materials Amendment” means any revised template version of any marketing materials provided to potential investors in connection with the distribution of the Offered Securities;

“Material Adverse Effect” or “Material Adverse Change” means any fact, effect, change, event, occurrence, or any development involving a change, that (i) is materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company, its Subsidiaries and Partnerships, on a consolidated basis and as a going concern, or (ii) would result in any Offering Document containing a misrepresentation;

“material change” has the meaning given to it in the Securities Act (Ontario);

“material fact” has the meaning given to it in the Securities Act (Ontario);

“Meta Growth Corp.’s Former Auditors” means MNP LLP, the former auditors of Meta Growth Corp.;

“Meta Growth Financial Statements” means, collectively: the audited consolidated financial statements of Meta Growth Corp. for the years ended August 31, 2020 and 2019, together with the report of Meta Growth Corp.’s Former Auditors thereon and including the notes thereto;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“misrepresentation” has the meaning given to it in the Securities Act (Ontario);

“NCI System” has the meaning given to it in Section 15(2);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-101 – Shelf Distributions

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“notice” has the meaning given to it in Section 31;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning given to it above;

“Offering” has the meaning given to it above;

“Offering Document Amendment” means any Prospectus Amendment or Offering Memorandum Amendment;

“Offering Documents” means the Prospectus, the Final Offering Documents and any Offering Document Amendment;

“Offering Memorandum Amendment” means any amendment to the U.S. Offering Memorandum;

“Over-Allotment Option” has the meaning given to it above;

“Over-Allotment Option Closing” means the completion of the sale by the Underwriters of the Additional Securities pursuant to this Agreement;

“Over-Allotment Option Closing Date” means the date, not earlier than the Closing Date, for an Over-Allotment Option Closing as set out in the Over-Allotment Option Notice;

“Over-Allotment Option Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Option Closing Date;

“Over-Allotment Option Notice” has the meaning given to it above;

“Partnerships” means NAC OCN Limited Partnership, NAC Long Plain Limited Partnership, NAC Aarowhead Limited Partnership, NAC Thompson North Limited Partnership, NAC Northern Alberta Limited Partnership and Saturninus Partners GP;

“Passport System” means the procedures provided for under MI 11-102 and NP 11-202;

“person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association or joint venture;

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company can be used to specifically identify a person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as “Personally Identifiable Information” under any applicable laws;

“Prospectus” means, collectively the Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendment;

“Prospectus Amendment” means, collectively, any amendment to the Prospectus Supplement, and any ancillary materials that may be filed by or on behalf of the Company under any of the Canadian Securities Laws relating to the distribution of the Offered Securities under Canadian Securities Laws;

“Prospectus Supplement” means the prospectus supplement to the Base Shelf Prospectus to be dated on or about May 20, 2021 including any documents incorporated or deemed to be incorporated therein;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of the Offered Securities, has the meaning given to it in NI 41-101;

“Public Disclosure Documents” means any information which has been filed on the SEDAR website at www.sedar.com by the Company pursuant to applicable Canadian Securities Laws since June 30, 2020;

“Qualifying Jurisdictions” means all of the provinces and territories of Canada except Quebec;

“Regulation D” means Regulation D adopted by the SEC under the 1933 Act;

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

“Rule 144A” means Rule 144A adopted by the SEC under the 1933 Act;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 4(1);

“Stock Option Plan” means the Company’s existing stock option plan last approved by the shareholders of the Company on July 24, 2019;

“Specified Subsidiaries” means Valiant Distribution Canada Inc., Valiant Distribution Inc., Canna Cabana Inc.; 2680495 Ontario Inc., KushBar Inc., National Access Canada Corporation, Meta Growth Corp., the Green Company Limited, 2208292 Alberta Ltd., and Fab Nutrition, LLC.

“Subsidiaries” means Valiant Distribution Inc., Valiant Distribution Canada Inc. HT Global Imports Inc., Canna Cabana Inc., 2680495 Ontario Inc., KushBar Inc., Smoker’s Corner Ltd., High Tide Inc. B.V., SJV2 B.V., SJV B.V., SJV USA Inc., Smoke Cartel USA Inc., Meta Growth Corp., National Access Cannabis LP Holdings Corp., National Access Cannabis Management Corp., National Access Cannabis GP Holdings Corp., NAC Northern Alberta GP Ltd., National Access Cannabis GP Holdings Corp., NACM Management Ltd., 2748699 Ontario Ltd., META Western Canadian Holdings Ltd., META West Coast Ltd., 11604686 Canada Inc., NAC Bio Inc., The Green Company Limited, National Access Canada Corporation, 2713865 Ontario Ltd., New Leaf Cannabis Ltd., NAC Southern Alberta Ltd, National Access Cannabis Medical Inc., National Access Cannabis (MB FN) LP Holdings Corp, NAC Northern Alberta GP. Ltd., NAC Arrowhead GP Ltd., NAC Long Plain GP Ltd, NAC OCN GP Ltd., NAC Thompson North HP Ltd., 2208292 Alberta Ltd., High Tide USA, Inc., Fab Nutrition, LLC and 2686068 Ontario Inc.

“Tax Act” means the Income Tax Act (Canada);

“template version” has the meaning given to it in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Transfer Agent” means Capital Transfer Agency, ULC, at its principal office in the City of Toronto, Ontario;

“TSXV” means the TSX Venture Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters to the Company for use in any Offering Document;

“Underwriters’ Fee” has the meaning given to it in Section 14;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“United States Securities Laws” means all applicable securities legislation in the United States, including without limitation, the 1933 Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Federal Cannabis Laws” means, collectively, all U.S. federal laws, statutes, and/or regulations applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products.

“U.S. Offering Memorandum” means the U.S. private placement memorandum (which shall include the Prospectus) used to make offers and sales of the Initial Units and Additional Securities, if any, in the United States or to, or for the account or benefit of, U.S. Persons in accordance with this Agreement and Schedule A hereto; and

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S.

(2)	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge or awareness of the Company, its Subsidiaries or Partnerships, it will be deemed to refer to the actual knowledge or awareness of Joy Avzar (pertaining to the affairs of Meta Growth Corp., its subsidiaries and partnerships and persons in which Meta Growth Corp. has an ownership interest) and Raj Grover and Rahim Kanji (in respect of the Company and all of its Subsidiares and Partnerships), in each case after due enquiry. Where any representation or warranty contained in this Agreement is made in respect of a Partnership in which the Company or its Subsidiaries has less than a 50% interest, such representation or warranty shall be deemed to be qualified by the actual knowledge of Joy Avzar (pertaining to the affairs of Meta Growth Corp., its subsidiaries and partnerships and persons which Meta Growth Corp. has an ownership interest) and Raj Grover and Rahim Kanji (in respect of the all such Partnerships).

(3)	Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Reference to Sections or Schedules are to the appropriate Section or Schedule of this Agreement.

(4)	All references to “dollars” or “$” are to Canadian dollars, unless otherwise expressly stipulated. The schedules to this Agreement are incorporated by reference in, and form an integral part of, this Agreement for all purposes of it.

(5)	The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(6)	Any reference to “this Agreement” means this Agreement as amended, modified, replaced or supplemented from time to time.

Section 2	Compliance with Securities Laws

(1)	The Company represents and warrants to the Underwriters that (i) it is current in the filing of all materials required to be filed under Canadian Securities Laws; (ii) it has filed the Base Shelf Prospectus in each of the Qualifying Jurisdictions and the ASC has issued a decision document in respect thereof under NP 11-202 on behalf of itself and the other Canadian Securities Regulators; and (iii) it is qualified to file the Prospectus Supplement as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102.

(2)	The Company shall, on the date hereof, prepare and file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators, and in any event no later than 2 p.m. (Toronto time) on the date hereof and will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with Canadian Securities Laws.

Section 3	Due Diligence

Until the distribution of the Offered Securities has been completed, the Company shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations under Canadian Securities Laws and in order to enable it to responsibly execute the certificate in the Prospectus required to be executed by it. Following the execution and delivery of this Agreement up to the later of the Closing Date and the date of completion of the distribution of the Offered Securities, the Company shall allow each of the Underwriters to conduct any due diligence investigations that it reasonably requires in order to fulfill its obligations as an underwriter under Canadian Securities Laws.

Section 4	Distribution and Certain Obligations of the Underwriters

(1)	The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the distribution of the Offered Securities. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Securities (a “Selling Firm”) to, comply with applicable Canadian Securities Laws, and to the extent applicable, comply with applicable United States Securities Laws, and the terms and conditions (including the offer price) set out in the Final Offering Documents, any Offering Document Amendment and this Agreement in connection with the distribution of the Offered Securities, and further, shall offer the Offered Securities for sale to the public in the Qualifying Jurisdictions directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. Each Underwriter shall, and shall require any Selling Firm appointed by such Underwriter to, offer for sale to the public and sell the Offered Securities only in those jurisdictions where the Offered Securities may be lawfully offered for sale or sold, and agree to observe the terms and conditions of this Section 4.

(2)	The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Offered Securities in a manner that complies with all applicable laws and regulations (including in connection with offers and sales in the United States or to, or for the account or benefit of, U.S. Persons, pursuant to this Agreement, Schedule “A” hereto, and the laws of all applicable U.S. states) in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Final Offering Documents, as applicable, in connection with the distribution of the Offered Securities and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Offered Securities or Final Offering Documents or any other document (including, for greater certainty, the marketing materials) to any person in any jurisdiction, except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions).

(3)	The Company acknowledges and agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or Selling Firm appointed by any other Underwriter. Each Underwriter agrees that it shall be severally responsible for the compliance by any Selling Firm appointed by such Underwriter with the provisions of this Agreement.

(4)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Base Shelf Prospectus has been obtained from the applicable Canadian Securities Regulator and the Prospectus Supplement is filed. For greater certainty, the Underwriters acknowledge and agree that the Prospectus will not qualify the distribution of any Offered Securities in the United States to, or for the account or benefit of, U.S. Persons, and any such Offered Securities will only be offered and sold in compliance with this Agreement and Schedule “A” hereto.

(5)	The Company acknowledges that ATB and/or Echelon shall, in its sole discretion and without notice to or consent of the Company, be entitled to assign its underwriting commitment under this Agreement to any affiliate or subsidiary of ATB and/or Echelon.

Section 5	United States Offers and Sales

The Company and Underwriters hereby acknowledge that the Offered Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, except by the Underwriters or their respective U.S. Affiliates, only in the manner specified in this Agreement and Schedule A hereto, which terms and conditions are hereby incorporated by reference in and form a part of this Agreement.

Section 6	Marketing Materials

(1)	In connection with the distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Co-Lead Underwriters, and approve in writing, prior to the time the marketing materials are provided to potential investors, if any, a template version of the marketing materials reasonably requested to be provided by the Underwriters to any potential investor; such marketing materials shall comply with Canadian Securities Laws and be acceptable in form and substance to the Underwriters, acting reasonably, and such template version shall be approved in writing by the Co-Lead Underwriters, on behalf of all of the Underwriters, prior to the time the marketing materials are provided to potential investors;

(b)	the Company shall, to the extent required by Canadian Securities Laws, file the template version of the marketing materials referred to in Section 6(1)(a) above, if any, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company and by the Co-Lead Underwriters, on behalf of all of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor; and

(c)	any comparables shall be redacted from the template version of the marketing materials, if any, in accordance with NI 41-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

(2)	Following the approvals and filings set forth in the foregoing paragraphs, the Underwriters may provide the marketing materials, if any, to potential investors to the extent permitted by Canadian Securities Laws and applicable United States Securities Laws.

(3)	If applicable, the Company shall prepare and file a Marketing Materials Amendment provided to potential investors in connection with the offering of the Offered Securities where required under Canadian Securities Laws, and the foregoing paragraphs above shall also apply to such revised template version.

(4)	The Company and each Underwriter, severally and not jointly (or jointly and severally), covenant and agree, during the period from the date of this Agreement until the later of the Closing Date and the date of completion of distribution of the Offered Securities under the Final Offering Documents, not to provide any potential investor in the Offered Securities with any materials or information in relation to the distribution of the Offered Securities, or the Company, other than: (i) marketing materials that have been approved and filed in accordance with this Section 6, (ii) any standard term sheets (provided they are in compliance with applicable Canadian Securities Laws), and (iii) the Offering Documents.

Section 7	Delivery of Documents

(1)	At or prior to the time of filing the Prospectus Supplement or any Prospectus Amendment, as the case may be, the Company shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel, at the respective times indicated, the following documents (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR):

(a)	a copy of the Prospectus Supplement or any Prospectus Amendment, as the case may be, including for greater certainty each of the documents incorporated by reference to the extent not available on SEDAR, signed and certified by the Company as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(b)	a copy of the U.S. Offering Memorandum;

(c)	a “long-form” comfort letter of the Current Auditors and the Company’s Former Auditors dated the date of the Prospectus Supplement (with the requisite procedures to be completed by such auditors no earlier than two Business Days prior to the date of the Prospectus Supplement) addressed to the Underwriters and the directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Company contained in the Final Offering Documents, and containing statements and information of the type ordinarily included in “comfort letters” to Underwriters in connection with an offering of securities, which letter shall be in addition to any consent letter of the Current Auditors and the Company’s Former Auditors addressed to the Canadian Securities Regulators;

(d)	a “long-form” comfort letter of Meta Growth Corp.’s Former Auditors dated the date of the Prospectus Supplement (with the requisite procedures to be completed by such auditors no earlier than two Business Days prior to the date of the Prospectus Supplement) addressed to the Underwriters and the directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Company contained in the Final Offering Documents, and containing statements and information of the type ordinarily included in “comfort letters” to Underwriters in connection with an offering of securities, which letter shall be in addition to any consent letter of Meta Growths Corp.’s Former Auditors addressed to the Canadian Securities Regulators; and

(e)	a copy of any other document required to be filed by the Company under the Canadian Securities Laws.

(2)	During the period from the date of this Agreement until the later of the Closing Date and the date of completion of distribution of the Offered Securities under the Final Offering Documents:

(a)	in the event that the Company is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Prospectus Amendment or a Marketing Materials Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified (other than by the Underwriters) copies of such Prospectus Amendment or Marketing Materials Amendment. Concurrently with the delivery of any Prospectus Amendment, the Company shall deliver to the Underwriters documents similar to those referred to in Section 7(1)(c), and in connection with any such Prospectus Amendment, shall prepare and deliver to the Underwriters a corresponding Offering Memorandum Amendment; and

(b)	in the event that the Company is required by United States Securities Laws (as a result of a change in United States Securities Laws or otherwise) to prepare and/or file an Offering Memorandum Amendment, the Company shall use commercially reasonable efforts to prepare and deliver promptly to the Underwriters such Offering Memorandum Amendment.

(3)	The Company shall permit the Underwriters to review and participate in the preparation of any Offering Document Amendment or Marketing Materials Amendment, it being understood and agreed that no Prospectus Amendment or Marketing Materials Amendment will be filed with any Canadian Securities Regulator, and no Offering Memorandum Amendment distributed, without first obtaining the approval of the Underwriters and their counsel, after consultation with the Underwriters with respect to the form and content thereof.

Section 8	Representations and Warranties of the Company as to the Offering Documents

(1)	Filing of the Prospectus Supplement, any Prospectus Amendment, marketing materials, or Marketing Material Amendment, and delivery by the Company of the U.S. Offering Memorandum or any Offering Memorandum Amendment shall constitute a representation and warranty by the Company to the Underwriters that, as at their respective dates of filing or delivery, as applicable:

(a)	the information and statements (except for the Underwriters’ Information) contained in the Prospectus or any Prospectus Amendment, as applicable (i) are true and correct in all material respects, (ii) contain no misrepresentation and (iii) constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Canadian Securities Laws;

(b)	no material fact has been omitted from such information and statements (except for the Underwriters’ Information) that is required to be stated in such information and statements or that is necessary to make a statement contained in such information and statements not misleading in the light of the circumstances under which it was made;

(c)	the information and statements (except for the Underwriters’ Information) contained in the U.S. Offering Memorandum and any Offering Memorandum Amendment, as applicable, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, all within the meaning of United States Securities Laws;

(d)	except with respect to any Underwriters’ Information, each such document complies in all material respects with all applicable requirements of Canadian Securities Laws and United States Securities Laws, as applicable; and

(e)	the statistical and market-related data included in the Prospectus, the U.S. Offering Memorandum, the marketing materials and any Prospectus Amendment, Offering Document Amendment or Marketing Materials Amendment are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects.

(2)	Such filings shall also constitute the Company’s consent to (i) the Underwriters’ use of the Prospectus, any Prospectus Amendment, the marketing materials and any Marketing Materials Amendment in connection with the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with this Agreement and applicable Canadian Securities Laws and (ii) the use of the U.S. Offering Memorandum, as applicable, for offers and sales of the Offered Securities, if any, in the United States or to, or for the account or benefit of, U.S. Persons.

Section 9	Additional Representations, Warranties and Covenants of the Company

(1)	The Company represents, warrants and covenants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations, warranties and covenants in purchasing the Offered Securities, that:

(a)	Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business as now conducted. The Company is duly qualified to conduct business, is in material compliance with all applicable laws and regulations, with the exception of any U.S. Federal Cannabis Laws, of each jurisdiction in which it carries on business (including, without limitation, all applicable Canadian federal, provincial, municipal and local laws and regulations and other lawful requirements of any governmental or regulatory body) and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary;

(b)	Subsidiaries and Partnerships. Each of the Subsidiaries and Partnerships is a corporation or other legal entity duly formed and validly existing under the laws of the jurisdiction in which it was formed, and has the requisite power and capacity, and is duly qualified and holds all necessary permits, licences and authorizations necessary, to carry on its business as now conducted, and to own, lease or operate its properties and assets, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Except as described in Section 2.03 of the Fab CBD Acquisition Agreement, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any of the issued securities of the Subsidiaries or interest in the Partnerships that it beneficially owns other than pursuant to the Existing Liens. There exist no options, warrants, purchase rights, or other contracts or commitments requiring any of the Subsidiaries or Partnerships to issue additional securities or partnership interests, as applicable, to a person other than the Company.

(c)	No Other Subsidiaries or Partnerships. The Company has no other subsidiaries other than the Subsidiaries. The Company and its Subsidiaries are not a party to any partnership other than the Partnerships.

(d)	Capitalization and Voting Rights.

(i)	The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, the outstanding capital of the Company consisted of 46,330,653 Common Shares all of which have been duly authorized, are fully paid and non-assessable and were issued in compliance with all securities laws;

(ii)	Other than as disclosed in the Public Disclosure Documents, grants of Equity Awards and common share purchase warrants of the Company, or options issued under the Stock Option Plan, there are no securities exercisable, convertible or exchangeable into Common Shares;

(iii)	Other than as disclosed in the Public Disclosure Documents, as at the date of this Agreement, there are no contracts, commitments or agreements relating to voting or giving of written consents with respect to the Shares (i) between or among the Company and any of its shareholders; or (ii) to the Company’s knowledge, between or among any of the shareholders of the Company.

(iv)	No holder of Common Shares is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company as a result of the sale of the Offered Securities pursuant to this Agreement.

(v)	Other than as disclosed in the Public Disclosure Documents, the Company has no outstanding commitment or obligation to issue or sell any Common Shares, other than grants of Equity Awards or in connection with an offer of employment or in connection with a non-material acquisition by a Subsidiary.

(e)	Authorization.

(i)	The Base Shelf has been approved by the board of directors of the Company;

(ii)	The Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder, and to execute and file with the Canadian Securities Regulators the Prospectus Supplement and any Prospectus Amendments;

(iii)	This Agreement and the performance by the Company of its obligations hereunder, the execution and filing with the Canadian Securities Regulators, as applicable, of the Offering Documents have been or will at the Closing Time be duly authorized by all necessary corporate action, and this Agreement has been or will be at the Closing Time duly executed and delivered by the Company and will, upon due execution by each of the counterparties hereto, constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(iv)	The execution and delivery of the Offering Documents and the performance and carrying out of any provision thereof by the Company will not (i) result in a breach of the terms, conditions, or provisions of any material agreement of the Company, its Subsidiaries and Partnerships, (ii) violate any provision of applicable law of each jurisdiction in which it carries on business, any order of any court applicable to the Company or its constating documents, or (iii) result in the creation or imposition of any Lien upon any of the properties or assets of the Company.

(f)	Valid Issuance. At the applicable Closing Time, after payment of applicable consideration, the Initial Shares, BW Shares, BW Warrant Shares and, if applicable, the Additional Shares and Additional Warrant Shares, will be duly and validly issued and outstanding as fully paid non-assessable Common Shares, and such securities will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company;

(g)	Reporting Issuer. The Company (A) is a “reporting issuer” in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon, Nunavut and Quebec within the meaning of the applicable Canadian Securities Laws, (B) is not in default of any material requirement of the applicable Canadian Securities Laws, and (C) is in compliance, in all material respects, with the rules, policies and regulations of the TSXV;

(h)	Ownership of Assets. The Company and each of the Subsidiaries and Partnerships has good and marketable title to all of their respective assets, free and clear of all Liens, except for Existing Liens and, subject to acquisitions and sales in the ordinary course;

(i)	Governmental Consents. Other than customary post-closing filings required by securities laws and with the exception of any U.S. Federal Cannabis Laws, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, Canadian or of U.S. federal, provincial, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement or, to the extent any such consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any such authorities on the part of the Company are required in connection with the consummation of the transactions contemplated herein, they shall have been obtained prior to, and be effective as of, the Closing.

(j)	Litigation. Other than as disclosed in the Public Disclosure Documents, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company’s knowledge, threatened, against the Company, its Subsidiaries and Partnerships, their property or respective directors or officers, that would reasonably be expected to have a Material Adverse Effect, nor is the Company aware of any basis for the foregoing. Neither the Company, its Subsidiaries and Partnerships nor, to the knowledge of the Company, their respective officers or directors, is a party, or is named as subject, to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. Other than as disclosed in the Public Disclosure Documents, there is no material action, suit, proceeding or investigation by the Company or its Subsidiaries and Partnerships pending or which either the Company or its Subsidiaries and Partnerships intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company or its Subsidiaries’ or Partnerships’ employees, their services provided in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

(k)	Compliance with Other Instruments. The Company and its Subsidiaries and Partnerships are not in violation or default of: (1) any material provisions of their constating documents, (2) any order, judgment, order, writ, or decree applicable to them, (3) in any material respect, any note, indenture, debt instrument, lease, agreement, contract or purchase order to which it is a party or by which it is bound or, (4) to the Company’s knowledge, any provision of any law, statute, rule or regulation applicable to the Company or its Subsidiaries and Partnerships, other than in respect of certain U.S. Federal Cannabis Laws. The execution, delivery and performance of the Offering Documents and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such material provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any Lien upon any assets of the Company or the suspension, revocation, forfeiture or non-renewal of any Cannabis License or permit applicable to the Company.

(l)	Agreements; Action.

(i)	Except for the Offering Documents, Existing Indebtedness, Existing Liens or in the ordinary course of business, there are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that may involve: (A) obligations (contingent or otherwise) of, or payments to, the Company or its Subsidiaries and Partnerships outside of the ordinary course; (B) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company or its Subsidiaries and Partnerships; (C) the grant of rights to license, market or sell products; (D) the grant of any Lien on the material assets of the business; or (E) provisions restricting or affecting the development, ability to transfer or move, or distribution of the Company or its Subsidiaries’ and Partnerships’ products or services.

(ii)	Since the date of the Company Financial Statements, other than the Existing Indebtedness or as otherwise disclosed in the Public Disclosure Documents, the Company or its Subsidiaries and Partnerships has not (A) excluding ordinary course leases, incurred any indebtedness for money borrowed that has not been repaid and released or any other liabilities individually or in the aggregate in excess of $5,000,000, (B) made any loans or advances to any person, other than in the ordinary course of business, or (C) sold, exchanged or otherwise disposed of any of its assets or rights other than in the ordinary course of business.

(iii)	For the purposes of subsections (i) and (ii) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections. Other than as disclosed in the Public Disclosure Documents, the Company is not a guarantor of any other person, entity or business.

(m)	Related-Party Transactions. No employee, officer, director or shareholder of the Company or member of his or her immediate family or any “affiliate” or “associate” of such persons (as defined under Canadian Securities Laws), is indebted to the Company or its Subsidiaries and Partnerships, nor is the Company or its Subsidiaries and Partnerships indebted (or committed to make loans or extend or guarantee credit) to any of them for indebtedness, other than as disclosed in the Public Disclosure Documents. To the best of the Company’s knowledge, other than as disclosed in the Public Disclosure Documents, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company or its Subsidiaries and Partnerships are affiliated or with which the Company have a material business relationship, or any firm or corporation that competes with the Company, except to the extent that employees, officers, directors or shareholders of the Company and members of their immediate families own shares in publicly traded companies that may compete with the Company. Other than as disclosed in the Public Disclosure Documents, no employee, officer, director or shareholder of the Company or member of his or her immediate family or any “affiliate” or “associate” thereof is directly or indirectly interested in any material contract or agreement to which the Company or its Subsidiaries and Partnerships are a party or by which it is bound, and other than as disclosed in the Public Disclosure Documents, none of such persons has any material interest, direct or indirect, in any transaction or any proposed transaction with the Company which, as the case may be, materially affects, is material to, or will materially affect, the Company.

(n)	Permits. The Company and its Subsidiaries and Partnerships hold in good standing all Cannabis Licenses, licences, permits and any similar authority necessary for the conduct of its business as presently conducted including, without limitation, all licenses or permits, if any, required by any governmental or regulatory authorities in each of the jurisdictions in which the Company or its Subsidiaries and Partnerships operates. Each of the Company and its Subsidiaries Partnerships is in compliance, in all material respects, with each licence, permit and Cannabis License held by it and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such licence or permit or has resulted, or after notice or lapse of time would result, in any other material impairment of the rights of the holder of any such license or permit. Neither the Company nor any Subsidiary is aware of any pending change or contemplated change to any applicable law or regulation or governmental position that could reasonably be expected to have a Material Adverse Effect on the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company, its Subsidiaries and Partnerships or the business or legal environment under which the Company and the Subsidiaries and Partnerships now operate or propose to operate. The Company has provided to the Underwriters or made available in the Data Room copies of (including all material correspondence relating to) all Cannabis Licenses held by it and any renewals thereof as of the date hereof.

(o)	Environmental and Safety Laws. The Company and its Subsidiaries and Partnerships are in compliance with all applicable statutes, laws or regulations relating to the environment or occupational health and safety (“Environmental Laws”), except to the extent any violation of such laws would not have a Material Adverse Effect on the Company and, to the Company’s knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(p)	Conduct of Business. The Company and its Subsidiaries and Partnerships have conducted and are conducting their business in compliance, in all material respects, with all applicable laws of each jurisdiction in which they carry on their respective business and with all applicable laws, tariffs and directives material to their respective operations, including all applicable federal, state, municipal, and local laws and regulations including compliance with United States Employee Retirement Income Security Act of 1974, as amended and other lawful requirements of any governmental or regulatory body that govern all aspects of the Company and its Subsidiaries and Partnerships businesses, other than U.S. Federal Cannabis Laws. None of the Company or any of its Subsidiaries are of have been in violation of the terms of the undertaking of the Company to the TSXV dated November 18, 2020 in respect of the operation of or involvement with any cannabis-related activities while the Company is listed on the TSXV.

(q)	Registration Rights. The Company has not granted or agreed to grant any registration or prospectus qualification rights to any person or entity for it or any of its Subsidiaries and Partnerships.

(r)	Title to Property and Assets. The Company or its Subsidiaries and Partnerships is the absolute legal and beneficial owner of, and has good and marketable title to, all of their owned material property and assets, free of all Liens, other than Existing Liens and, together with material property and assets leased by the Company and its Subsidiaries and Partnerships, no other property rights are necessary for the conduct of the business of the Company as currently conducted, and the Company knows of no claim or the basis for any claim that could have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit such property rights and the Company has no responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(s)	Company Financial Statements. The Company Financial Statements, fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and Partnerships at the dates specified in the Company Financial Statements and the consolidated results of the operations and changes in financial position of Company and its Subsidiaries and Partnerships for the period covered by the Company Financial Statements.

(t)	Meta Growth Financial Statements. The Meta Growth Financial Statements fairly present, in all material respects, the consolidated financial position of Meta Growth Inc. at the dates specified in the Meta Growth Financial Statements and the consolidated results of the operations and changes in financial position of Meta Growth Inc. for the period covered by the Meta Growth Financial Statements.

(u)	Changes. Since the date of the Company Financial Statements, there has not been:

(i)	any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of the Company or its Subsidiaries and Partnerships;

(ii)	any waiver or compromise by the Company or its Subsidiaries of a valuable right or of a material debt owed to it;

(iii)	any material change outside the ordinary course in any compensation arrangement or agreement with any employee, officer, director or holder of capital stock of the Company or its Subsidiaries and Partnerships;

(iv)	any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets by the Company or its or its Subsidiaries and Partnerships;

(v)	except as disclosed in the Public Disclosure Documents, any removal of any auditor or director or termination of any officer or other senior employee of the Company or its Subsidiaries and Partnerships;

(vi)	any extraordinary loss, whether or not covered by insurance, suffered by the Company or its Subsidiaries and Partnerships;

(vii)	except as disclosed in the Public Disclosure Documents, any material shortage or any material cessation or material interruption in the shipment of any inventory, supplies or equipment used by the Company or its Subsidiaries and Partnerships;

(viii)	any resignation or termination of employment of any officer or key employee of the Company or its Subsidiaries and Partnerships that has not been disclosed, to the extent required by applicable Canadian Securities Laws, in the Public Disclosure Documents, (and the Company is not aware of any impending resignation or termination of employment of any such officer or key employee of the Company or its Subsidiaries and Partnerships);

(ix)	any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company or its Subsidiaries and Partnerships, with respect to any of its material properties or assets, except liens for taxes not yet due or payable, liens that arise in the ordinary course of business and do not materially impair the Company or its or its Subsidiaries and Partnerships ownership or use of such property or assets, or as disclosed in the Public Disclosure Documents;

(x)	any loans or guarantees made by the Company or its Subsidiaries and Partnerships to or for the benefit of an employee, officer or director, or any member of their immediate families;

(xi)	any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(xii)	to the Company’s knowledge, any other event or condition of any character, other than events affecting the economy or the Company’s industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(xiii)	any material arrangement or commitment by the Company to do any of the things described in this Section 9(1)(u).

(v)	Lending Relationship. Neither the Company nor any Subsidiary (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters, except as disclosed in the Prospectus, or (ii) intends to use any of the proceeds from the Offering to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(w)	Tax Returns, Payments and Elections. Other than as disclosed in the Public Disclosure Documents, the Company and each of its Subsidiaries and Partnerships have filed all federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable and all such returns, declarations, remittances and filings are complete and accurate in all material respects, and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or its Subsidiaries and Partnerships are currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company.

(x)	Insurance. The Company and each of its Subsidiaries and Partnerships are insured by insurers of recognized financial institutions against such losses and risks and in such amounts as are customary in the businesses in which they are engaged and which the Company reasonably considers adequate for the conduct of its business and the value of its properties. All policies of insurance and fidelity or surety bonds insuring the Company and its Subsidiaries and Partnerships or their respective businesses, assets, employees, officers and directors are in full force and effect. The Company and its Subsidiaries and Partnerships are in compliance with the terms of such policies and instruments in all material respects. There are no material claims by the Company or its Subsidiaries and Partnerships under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any of its Subsidiaries and Partnerships has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(y)	Minute Books. The minute books and records of the Company and its Subsidiaries and Partnerships have been made available to counsel for the Underwriters (including without limitation in the Data Room) and are all of the minute books and records of the Company. The minute books and corporate records of the Company and its Subsidiaries and Partnerships are up to date and complete in all material respects and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other corporate records.

(z)	Employee and Labour Matters. Other than in respect of the collective bargaining agreement with the United Food and Commercial Workers Canada, Local 175, the Company or its Subsidiaries and Partnerships are not bound by or subject to (and none of their assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labour union, and no labour union has requested or, to the Company’s knowledge, has sought to represent any of the employees, representatives or agents of the Company or its Subsidiaries and Partnerships. Other than as disclosed in the Public Disclosure Documents or otherwise disclosed to the Underwriters in writing, there is no strike or other labour dispute involving the Company pending, or to the Company’s knowledge threatened against the Company nor is the Company aware of any ongoing labour organization activity involving its employees. The Company and its Subsidiaries and Partnerships have paid its employees and independent contractors in accordance, in all material respects, with applicable laws and any applicable contracts and is not delinquent in the payment of any material wages, salaries, commissions, bonuses, fees or other compensation for services provided to the Company. The Company and its Subsidiaries and Partnerships have complied in all material respects with applicable equal employment opportunity laws and with other laws related to employment.

(aa)	Suppliers. No supplier (or group of suppliers) that was or is significant to the Company or its Subsidiaries and Partnerships, has given the Company or its Subsidiaries and Partnerships notice or, to the Company’s knowledge, has taken any other action that has given the Company or its Subsidiaries and Partnerships any significant reason to believe that such supplier (or group of suppliers) will cease to supply, restrict the amount supplied, or adversely change its prices or terms to the Company of any products or services that are material to the Company or its Subsidiaries and Partnerships.

(bb)	Intellectual Property.

(i)	The Company and its Subsidiaries and Partnerships own, free and clear of any Liens, or possesses sufficient legal rights to use, all material intellectual property used by it in connection with the Company’s business, which represents all intellectual property rights necessary to the conduct of the Company’s business as now conducted and as presently contemplated to be conducted, without, to the knowledge of the Company, any conflict with, or infringement of, in any material respect, the intellectual property rights of others.

(ii)	Except as disclosed to the Underwriters in writing, neither the Company nor any of its Subsidiaries and Partnerships has received any communications alleging that they have violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, rights of privacy, rights in personal data, moral rights, trade secrets or other proprietary rights or processes of any other person or entity. To the Company’s knowledge, no product or service marketed or sold (or presently contemplated to be marketed or sold) by the Company or its Subsidiaries and Partnerships violate any license to which they are a party or infringes any intellectual property rights of any other person or entity. No claim is pending or, to the Company’s knowledge, threatened to the effect that any operations of the Company or its Subsidiaries and Partnerships infringe upon or conflict with the asserted rights of any other person to any intellectual property and, to the Company’s knowledge, there is no basis for any such claim (whether or not pending or threatened).

(iii)	The Company has no knowledge of any of its employees being obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s best efforts to promote the interest of the Company or that would conflict with the Company or its Subsidiaries’ and Partnerships’ business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company or its Subsidiaries’ and Partnerships’ business by the employees of the Company, nor the conduct of the Company or its Subsidiaries’ and Partnerships’ business as proposed, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(iv)	All persons involved in the development of the Company or its Subsidiaries’ Partnerships’ owned intellectual property were at the time employees, consultants or independent contractors of the Company or its Subsidiaries and Partnerships and, for greater certainty, the Company owns the intellectual property arising from their work, except as would not reasonably be expected to have a Material Adverse Effect on the Company. The Company does not believe it is or will be necessary to use any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by the Company.

(cc)	No Illegal Payments. To the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries and Partnerships has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property of the Company or its Subsidiaries and Partnerships or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization; or (B) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), Foreign Corrupt Practices Act of 1977 (United States), Proceeds of Crime (Money Laundering) and the Terrorist Financing Act (Canada), or Title 18 of the United States Code, Section 1956 and 1957 (United States), or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company, its Subsidiaries and Partnerships and their operations, and neither the Company nor any of its Subsidiaries and Partnerships have instituted and the Company and its Subsidiaries and Partnerships maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such laws; and (ii) the operations of the Company and its Subsidiaries and Partnerships are and have been conducted at all times in compliance, in all material respects, with such laws and no suit, action or proceeding by or before any governmental authority or any arbitrator involving the Company or its Subsidiaries and Partnerships with respect to such legislation is in progress, pending or, to the knowledge of Company, threatened;

(dd)	Money Laundering Laws. The operations of the Company and its Subsidiaries and Partnerships are and have been conducted at all times in compliance, in all material respects, with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority other than any U.S. Federal Cannabis Laws (collectively, the “Applicable Money Laundering Laws”) and no action, suit or proceeding by or before any governmental authority involving the Company or any of its subsidiaries with respect to Applicable Money Laundering Laws is, to the knowledge of Company, pending or threatened;

(ee)	Registrar and Transfer Agent. Capital Transfer Agency, ULC, at its principal offices in the Toronto, Ontario has been or prior to the Closing Time will be duly appointed as the registrar and transfer agent with respect to the applicable Offered Securities.

(ff)	Warrant Agent. Capital Transfer Agency, ULC, at its principal offices in the Toronto, Ontario has been or prior to the Closing Time will be duly appointed as the warrant agent pursuant to the Warrant Indenture;

(gg)	Employee Plans. Except as disclosed in the Public Disclosure Documents and plans established by the Company in the ordinary course for the benefit of the directors, officers, employees and consultants of the Company and its Subsidiaries and Partnerships, there are no employee benefit plans or plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or its Subsidiaries and Partnerships for the benefit of any current or former director, officer, employee or consultant of the Company or its Subsidiaries and Partnerships.

(hh)	Material Contracts and Obligations. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which the Company or its Subsidiaries and Partnerships are a party or by which it is bound that are (i) material to the conduct and operations of their business and properties; (ii) involve any of the officers, consultants, directors, employees or shareholders of the Company, other than ordinary course agreements relating to employment, consulting, confidentiality, intellectual property or stock options; or (iii) obligate the Company or its Subsidiaries and Partnerships to share, license or develop any Intellectual Property have been disclosed by the Company to the Underwriters and are stored in the Data Room to which the Underwriters have access. Neither the Company nor, to the Company’s knowledge, any other person, is in material default in the observance or performance of any term, covenant or obligation to be performed by it under any such documents and the Company or its Subsidiaries and Partnerships have not received any notice of termination or default under any such documents and no event has occurred which with notice or lapse of time or both would constitute such a default, and all such contracts, agreements and arrangements are in good standing.

(ii)	Leases. Except as disclosed in the Public Disclosure Documents, each lease with respect to real property to which the Company or its Subsidiaries and Partnerships are a party (collectively the “Leases” and each a “Lease”), is in good standing, in all material respects, creates a good and valid leasehold interest in the lands and premises thereby demised and is in full force and effect. With respect to each Lease: (i) all material rents and additional rents, to the extent due and payable, have been paid to date; (ii) no material waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor; (iii) to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act (including this Offering) which, with the giving of notice, the lapse of time or both, would become a default under the Lease; and (iv) to the knowledge of the Company, all of the covenants to be performed by any other party under the Lease have been fully performed in all material respects. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary is in default or breach of any Lease, and neither the Company nor any Subsidiary has received any notice or other communication from the owner or manager of any lands and premises leased by the Company or any Subsidiary asserting that the Company or such Subsidiary is not in compliance with any Lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened, except as would not have a Material Adverse Effect.

(jj)	Privacy. To the knowledge of the Company, the Company and its Subsidiaries and Partnerships have: (i) complied at all times and in all material respects with all applicable privacy laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information that is, or is capable of being, associated with specific individuals; (ii) complied in all material respects with the Company’s privacy policies with respect to Personally Identifiable Information; and (iii) taken all appropriate and industry standard measures to protect from unauthorized disclosure any Personally Identifiable Information that the Company or its Subsidiaries and Partnerships have collected or otherwise acquired. No person has made a claim in writing to the Company, its Subsidiaries and Partnerships or, to the knowledge of the Company, any Governmental Authority that the Company or its Subsidiaries and Partnerships have violated any applicable privacy laws, consumer protection legislation, regulations or other legal requirements or any contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information.

(kk)	Business of Trading. The Company is not in the business of trading in securities, within the meaning of applicable Canadian Securities Laws.

(ll)	Commission. Other than as contemplated herein, the Company has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar form of compensation with respect to the transactions contemplated herein.

(mm)	Non-Disclosure. Each employee of the Company or its Subsidiaries and Partnerships who has access to the confidential information of the Company has executed an agreement that prohibits such person from divulging any confidential information of the Company and prohibits such person from using any such confidential information for any purpose other than for the benefit of the Company or its Subsidiaries and Partnerships or is otherwise bound by obligations to the same effect.

(nn)	Directors and Officers.

(i)	Other than as disclosed in the Public Disclosure Documents, none of the directors or officers of the Company is or has been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(ii)	There has not been and there is not currently any material disagreement or other material dispute between the Company or its Subsidiaries and Partnerships, and any of their employees, which is adversely affecting or would reasonably be expected to result in a Material Adverse Effect;

(iii)	To the Company’s knowledge, the Company and its Subsidiaries and Partnerships are in compliance in all material respects with the provisions of applicable worker’s compensation, applicable employee health and safety, training or similar legislation in each jurisdiction where it carries on business;

(oo)	Cease Trading. No order or ruling suspending the sale or ceasing the trading in any securities of the Company (including the Offered Securities) has been issued by any securities regulator, securities commission or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(pp)	Legislation. The Company is not aware of any legislation, which could reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries and Partnerships.

(qq)	No Options, etc. to Purchase Assets. Other than as disclosed in the Public Disclosure Documents, no person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or its Subsidiaries and Partnerships of any of the assets or properties of the Company or its Subsidiaries and Partnerships, outside of the ordinary course.

(rr)	Condition of Tangible Assets. The buildings, structures, vehicles, equipment, technology and communications hardware and other tangible personal property owned or leased by the Company or its Subsidiaries and Partnerships are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course that are not material in nature or cost.

(ss)	Public Disclosure. The information and statements set forth in any Public Disclosure Documents, were true, correct and complete in all material respects, and did not contain any misrepresentation, as of the date of such information or such statements were made.

(tt)	Reportable Event. There has not been any reportable event (within the meaning of NI 51-102) with the auditors of the Company.

(uu)	No Liens. No Lien has been granted by the Company on any of the assets or properties of the Company other than Existing Liens, and no Lien has been granted by the Company which would require a security interest or lien to be granted in connection with the Offering.

(vv)	No Changes. Since the respective dates as of which information is given in the Final Offering Documents, except as otherwise stated therein, (i) there has been no Material Adverse Change; (ii) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are material with respect to the Company; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(ww)	Share Terms. The rights, privileges, restrictions, conditions and other terms attaching to the Offered Securities will, at the Closing Time and, if applicable, the Over-Allotment Option Closing Time, conform in all material respects to the respective descriptions thereof contained in the Final Offering Documents.

(xx)	Market Stabilization. Neither the Company nor any of its Subsidiaries and Partnerships has taken, nor will the Company or any of its Subsidiaries and Partnerships take any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(yy)	Listing of Shares. The Initial Shares and the Additional Shares are or will be listed for trading on the TSXV prior to the Closing Date.

(zz)	Qualification. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus.

(aaa)	Significant Acquisitions. Except with respect to the Company’s acquisition of Meta Growth Corp., the Company has not completed any “significant acquisition” nor has it entered into a binding agreement in respect of a transaction which has, as of the date hereof, progressed to a state of being a “probable acquisition” (as such terms are defined within the meaning of Item 10 of Form 44-101F1 – Short Form Prospectus) and no proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high such that Canadian Securities Laws would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws.

(bbb)	Forward-Looking Information. The Company has a reasonable basis for disclosing any forward-looking information contained in the Final Offering Documents and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Final Offering Documents reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby.

(ccc)	U.S. Offering Memorandum. The U.S. Offering Memorandum have been prepared in a form customary for a private placement offering of equity securities of a Canadian issuer into the United States pursuant to Rule 144A and Rule 506(b) of Regulation D with a concurrent public offering in Canada, and does not and will not contain any material disclosures regarding the Company or its Subsidiaries and Partnerships other than as set forth in the Prospectus or in any Prospectus Amendment, if any, in each case, that is included therein.

(ddd)	Foreign Private Issuer. The Company is a “foreign private issuer” as such term is defined in Rule 405 under United States Securities Laws, and the Company is aware of no restriction on the ability of the Underwriters to offer the Offered Securities for sale in the United States or to, or for the account or benefit of, U.S. Persons, through their respective U.S. Affiliate in accordance with the terms and subject to the conditions of Schedule A to this Agreement.

Section 10	Commercial Copies

The Company shall cause commercial copies of the Final Offering Documents to be printed and delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents. Such delivery of the Final Offering Documents shall be effected as soon as reasonably possible after filing of the Prospectus Supplement with the Canadian Securities Regulators. Such deliveries shall constitute the consent of the Company to the Underwriters’ use of the Final Offering Documents for the distribution of the Offered Securities in compliance with the provisions of this Agreement, Canadian Securities Laws, and to the extent applicable, United States Securities Laws. The Company shall similarly cause to be delivered commercial copies of any Offering Document Amendments. The commercial copies of the Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian Securities Regulators on SEDAR.

Section 11	Change of the Closing Date

(1)	Subject to the right of any Underwriter to terminate its obligations under this Agreement in accordance with the termination provisions contained in Section 19, if a material change or a change in a material fact occurs prior to the Closing Date which requires a Prospectus Amendment to be prepared and filed, the Closing Date shall be, unless the Company and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the fifth Business Day following the later of:

(a)	the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate Passport System receipt(s) obtained for such filings and notice of such filings from the Company or its counsel have been received by the Underwriters; and

(b)	the date upon which the commercial copies of any Prospectus Amendments have been delivered in accordance with Section 10,

provided, however, that the Closing Date shall not be later than May 27, 2021.

Section 12	Completion of Distribution

The Underwriters shall, after the Closing Time and, if applicable, the Over-Allotment Option Closing Time, give prompt written notice to the Company when, in the opinion of the Underwriters, they have completed distribution of the Offered Securities or the applicable Additional Securities, as the case may be, including the total proceeds realized in each of the Qualifying Jurisdictions and any other jurisdiction provided that such notice shall be provided on a Business Day no later than 30 days following the date on which such distribution shall have been completed.

Section 13	Material Change or Change in Material Fact During Distribution and Other Covenants

(1)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Offered Securities under the Final Offering Documents, the Company shall promptly, after receiving notice or obtaining knowledge of such information, notify the Co-Lead Underwriters in writing of the full particulars of:

(a)	any of the representations or warranties of the Company in this Agreement no longer being true and correct in all material respects;

(b)	(A) the issuance by any Governmental Authority of any order suspending or preventing the use of the Prospectus, U.S. Offering Memorandum or any Prospectus Amendment or Offering Memorandum Amendment, (B) the suspension of the qualification of the Common Shares or any other security of the Company for offering or sale in any of the Qualifying Jurisdictions or in the United States or to, or for the account or benefit of, U.S. Persons, (C) the institution, threatening or contemplation of any proceeding for any of those purposes, or (D) any request made by any Governmental Authority to amend or supplement the Prospectus, U.S. Offering Memorandum or any Prospectus Amendment or Offering Memorandum Amendment or for additional information, and the Company will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)	any material change (whether actual, anticipated, contemplated or proposed by, or threatened) or development involving a prospective material change in the results of operations, condition (financial or otherwise), business, affairs, prospects, assets, properties, liabilities (contingent or otherwise), cash flows, income, business operations or capital of the Company, including any material change to information previously provided to the Underwriters concerning the Company, whether or not arising from transactions in the ordinary course of business;

(d)	any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Final Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(e)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any of the Offering Documents, which fact or change is, or may be, in any case, of such a nature as to render any statement in any of the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or United States Securities Laws.

(2)	Subject to Section 7(3), the Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and United States Securities Laws, as a result of a change or occurrence referred to in Section 13(1), provided that the Company shall not file any Prospectus Amendment or other document relating to the Offering pursuant to this Section 13(2) without first obtaining the approval of the Co-Lead Underwriters, on behalf of the Underwriters, after consultation with the Co-Lead Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Company shall in good faith discuss with the Underwriters any such change or occurrence in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under Section 13(1).

(3)	The Company covenants and agrees with the Underwriters that it will:

(a)	promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, copies of any filings made by the Company of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction;

(b)	promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, drafts of any press releases and other public documents of the Company relating the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner. Any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the 1933 Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation as follows: “Not for distribution to United States newswire services or dissemination in the United States”; provided however, that any press release issued announcing the closing of the Offering shall not bear such legend. In addition, any such press release shall contain the following disclaimer: “This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act”; and

(c)	deliver to the Underwriters, without charge, in Toronto, Ontario contemporaneously with or prior to the filing any Prospectus Amendment, a copy of any document required to be filed by the Company, if any, under Canadian Securities Laws in connection with the Offering.

Section 14	Underwriters’ Compensation

At the Closing Time and Over-Allotment Closing Time, the Company shall pay to the Co-Lead Underwriters, on behalf of the Underwriters, (i) a cash fee (the “Cash Commission”) equal to 6.0% of the aggregate gross proceeds received from the sale of the applicable Offered Securities (including for certainty on any exercise of the Over-Allotment Option); and (ii) non-transferable broker warrants (“Broker Warrants”) equal to 6.0% of the sum of Initial Units and Additional Units sold at the applicable time (collectively, with the Cash Commission, the “Underwriters’ Fee”) in consideration of the services to be rendered by the Underwriters in connection with the Offering. Each such Broker Warrant shall be exercisable for the acquisition, for a period of 36 months following the Closing Date, at an exercise price equal to the Purchase Price, of one Common Share (a “BW Share”) and one-half of one Common Share purchase warrant of the Company (each whole such Common Share purchase warrant, a “BW Warrant”), which may be exercised for a period of 36 months following the Closing Date at a price of $12.25 to purchase one Common Share, subject to the Accelerated Exercise Period (a “BW Warrant Share”).

The Cash Commission will be netted out of the gross proceeds of the Offering. Notwithstanding the foregoing, the Company may provide to the Underwriters a list of eligible purchasers on a “President’s List” for the Offering for up to a maximum of $3,000,000 in gross proceeds (the “President’s List Purchasers”), in respect of which (i) the Underwriters’ Fee shall be reduced to 3.0% of the aggregate gross proceeds received from the sale of the applicable Offered Securities to the President’s List Purchasers, and (ii) the Broker Warrants shall be reduced to 3.0% of the sum of Initial Units and Additional Units sold at the applicable time to the President’s List Purchasers.

For greater certainty, the above noted fees are inclusive of all applicable taxes.

Section 15	Delivery of Underwriters’ Fee and the Offered Securities

(1)	The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of Garfinkle Biderman LLP in Toronto, Ontario or at such other place as the Underwriters and the Company may agree upon.

(2)	At the Closing Time, the Company shall duly deliver the applicable Offered Securities, and at the Over-Allotment Option Closing Time, the Company shall duly deliver the applicable Additional Securities to the Underwriters, in each case, in the form of an electronic deposit pursuant to the non-certificated issue system (the “NCI System”) maintained by CDS Clearing & Depository Services Inc., or in the manner directed by the Co-Lead Underwriters in writing, registered in the name of “CDS & Co.”, or in such other name or names as Co-Lead Underwriters may notify the Company in writing not less than 48 hours prior to the Closing Time or the Over-Allotment Option Closing Time, as the case may be. The Offered Securities shall be delivered against payment by Co-Lead Underwriters, on behalf of the Underwriters, of the aggregate purchase price for the Offered Securities, net of the applicable Underwriters’ Fee, by wire transfer of immediately available funds to the accounts specified in writing by the Company and the applicable Additional Securities (if any) shall be delivered against payment by Co-Lead Underwriters, on behalf of the Underwriters, of the aggregate purchase price for the applicable Additional Securities, net of the applicable Underwriters’ Fee, by wire transfer of immediately available funds to the accounts specified in writing by the Company.

(3)	In order to facilitate an efficient and timely closing at the Closing Time and the Over-Allotment Option Closing Time, as the case may be, the Co-Lead Underwriters, on behalf of the Underwriters, may choose to initiate wire transfers of immediately available funds prior to the Closing Time or prior to the Over-Allotment Option Closing Time, as the case may be. If the Co-Lead Underwriters do so, the Company agrees that such transfer of funds prior to the Closing Time and prior to the Over-Allotment Option Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions of Closing or the Over-Allotment Option Closing set out in this Agreement. Furthermore, the Company agrees that any such funds received by the Company from the Underwriters prior to the Closing Time or prior to the Over-Allotment Option Closing Time, as the case may be, will be held by the Company in trust solely for the benefit of the Underwriters until the Closing Time or the Over-Allotment Option Closing Time, as the case may be, and if the Closing or the Over-Allotment Option Closing, as the case may be, does not occur at the scheduled Closing Time or the Over-Allotment Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to the Co-Lead Underwriters, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of Closing or the Over-Allotment Option Closing, as the case may be, and the delivery to the Underwriters of the items set out in Section 16, the funds held by the Company in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Company in satisfaction of the obligation of the Underwriters under this Section 15 and upon such delivery, the trust constituted by this Section 15 shall be terminated without further formality.

Section 16	Delivery of the Offered Securities to Transfer Agent

(1)	The Company, prior to the Closing Date or Over-Allotment Option Closing Date, as the case may be, shall make all necessary arrangements for the electronic deposit pursuant to the NCI System of the Offered Securities and the applicable Additional Securities, as the case may be.

(2)	All fees and expenses payable to the Transfer Agent in connection with the electronic deposit pursuant to the NCI System of the Offered Securities and the applicable Additional Securities, as the case may be, contemplated by this Section 16 and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Securities shall be borne by the Company.

Section 17	Conditions to Underwriters’ Obligation to Purchase the Offered Securities

(1)	The obligations of the Underwriters to purchase the Offered Securities at the Closing Time shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Company of their obligations under this Agreement and the following conditions:

(a)	the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and to their counsel from Garfinkle Biderman LLP, Canadian counsel to the Company, as to the laws of Canada and the provinces of Ontario, Alberta, British Columbia, and New Brunswick, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of any of the applicable provinces or territories of Canada (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters, and all of such counsel may rely upon, as to matters of fact, certificates of public officials and officers of the Company), and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(i)	as to the existence and good standing of the Company under the laws of the Province of Alberta;

(ii)	as to the adequacy of the corporate power and capacity of the Company to enter into this Agreement and to carry out its obligations hereunder;

(iii)	as to the authorized and issued capital of the Company;

(iv)	the Company: (A) is a “reporting issuer” within the meaning of the Canadian Securities Laws, within British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon, Nunavut and Quebec; and (B) is not in default of any material requirement of the applicable Canadian Securities Laws;

(v)	upon payment of the purchase price therefor, the Initial Units and if applicable, the Additional Units will be, at the Closing Time or Over-Allotment Closing Time, as applicable, duly and validly created and authorized and issued, and the underlying Initial Shares and Additional Shares will be validly issued as fully paid non-assessable Common Shares, as applicable;

(vi)	upon payment of the purchase price therefor, (A) the Initial Warrants and if applicable, Additional Warrants will be, at the Closing Time or Over-Allotment Closing Time, as applicable, duly and validly created and issued; (B) once validly created and issued, the Initial Warrants and Additional Warrants will constitute legally binding agreements of the Company, enforceable in accordance with the terms of the Warrant Indenture; and (C) upon the exercise of the Initial Warrants and Additional Warrants in accordance with the provisions of the Warrant Indenture, Warrant Shares and Additional Warrant Shares, as applicable, will be validly issued as fully paid non-assessable Common Shares;

(vii)	the Broker Warrants will be, at the Closing Time or the Over-Allotment Closing Time, as applicable, duly and validly created and issued, will have been authorized and allotted for issuance and upon the issuance thereof and upon the exercise of the Broker Warrants and upon the payment of the applicable exercise price, the underlying BW Shares and BW Warrant will be validly issued as fully paid non-assessable Common Shares; and upon the exercise of the BW Warrants and upon the payment of the applicable exercise price, the underlying BW Warrant Shares will be validly issued as fully paid non-assessable Common Shares;

(viii)	that the Company has all requisite corporate power, capacity and authority under the laws of the Province of Alberta to carry on its businesses as presently carried on and to own its property and assets as described in the Final Offering Documents;

(ix)	none of: (A) the execution and delivery by the Company of any definitive certificate(s) representing the Offered Securities and the Broker Securities; (B) the performance by the Company of its obligations thereunder; or (C) the sale and issuance of the Offered Securities and the Broker Securities, will conflict with any Canadian Securities Laws, the laws of the Province of Alberta, or result in any breach of, as applicable, the articles and bylaws of the Company or any resolutions of the directors or shareholders of the Company;

(x)	that all necessary corporate action has been taken by the Company to authorize (i) the execution and delivery of this Agreement and the performance of its obligations hereunder; (ii) to offer, issue, sell and deliver the Offered Securities and the Broker Securities; (iii) to grant the Over-Allotment Option and offer, issue, sell and deliver the applicable Additional Securities upon exercise of the Over-Allotment Option; and (iv) the delivery and and filing of, the Prospectus Supplement, and, if applicable, the delivery, the execution and and filing of any Prospectus Amendment, under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

(xi)	that the attributes of the Offered Securities and Broker Securities conform in all material respects with the descriptions thereof in the Prospectus Supplement;

(xii)	the forms of definitive certificate representing the Offered Securities and Broker Securities, as applicable, have been duly approved and adopted by the Company, comply with applicable laws of the Province of Alberta and the constating documents of the Company;

(xiii)	that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability;

(xiv)	that the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder do not and will not contravene, constitute a default under, or result in any breach or violation of, (A) any term or provision of the constating documents of the Company, or (B) any laws of the Province of Alberta;

(xv)	that the Transfer Agent has been duly appointed as the registrar and transfer agent for the Common Shares and the Initial Warrants and Additional Warrants;

(xvi)	the Warrant Agent has been duly appointed as warrant agent pursuant to the Warrant indenture;

(xvii)	that no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority in the Qualifying Jurisdictions is required for the performance by the Company of its obligations under this Agreement, the consummation of the transactions contemplated by this Agreement, other than those that have been obtained or made prior to the Closing Time;

(xviii)	subject to the qualifications, assumptions, limitations and understandings set out in the Prospectus Supplement under the heading “Eligibility for Investment”, the Offered Securities are qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan or a tax-free savings account;

(xix)	that, subject to the qualifications, assumptions, limitations and restrictions referred to under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement, the statements made therein, to the extent that such statements summarize matters of law or legal conclusions, fairly summarize the matters described therein in all material respects; and

(xx)	that all necessary documents have been filed, all requisite proceedings have been taken, all legal requirements have been fulfilled and all necessary approvals, permits, consents and authorizations of the Canadian Securities Regulators have been obtained, in each case by the Company to qualify the Offered Securities for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered in such categories under the applicable laws of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable law.

(b)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from Nauth LPC, U.S. counsel to the Company, which counsel in turn may rely upon, as to matters of fact, certificates of public officials and officers of the Company, and letters from stock exchange representatives and transfer agents, to the effect that registration of the Offered Securities offered and sold in the United States in accordance with this Agreement (including Schedule “A” hereto) will not be required under the 1933 Act.

(c)	The Underwriters shall have received prior to or at the Closing Time a legal opinion, in form and substance satisfactory to the Underwriters, acting reasonably, regarding the Specified Subsidiaries that:

(i)	each Specifed Subsidiary is a corporation duly incorporated and existing under the laws of its jurisdiction of incorporation, and has all requisite corporate capacity, power and authority to carry on its business as now conducted and to own, lease and operate its property and assets; and

(ii)	each Specifed Subsidiary is either (i) directly or indirectly wholly owned by the Company; or (ii) controlled by the Company.

(d)	The Underwriters shall have received, from each of the Current Auditors, the Company’s Former Auditors and Meta Growth Corp.’s Former Auditors, at the Closing Time a “bring-down” comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, confirming the continued accuracy of the comfort letter to be addressed to the Underwriters and the directors of the Company pursuant to Section 7(1)(c) with such changes as may be necessary to bring the information in such letter forward to a date not more than one Business Day prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(e)	The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters (and if required for opinion purposes, to counsel to the Underwriters) signed by two senior officers of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the articles, by-laws and other constating documents of the Company, all resolutions of the board of directors of the Company relating to this Agreement and the transactions contemplated hereby, and the incumbency and specimen signatures of signing officers of the Company.

(f)	The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company or other senior officers of the Company acceptable to the Underwriters, certifying for and on behalf of the Company and without personal liability after having made due enquiry and after having examined the Offering Documents, that:

(i)	since the date as of which information is given in the Offering Documents there has been no Material Adverse Change and that no material transaction has been entered into by the Company or its Subsidiaries and Partnerships other than as disclosed in the Offering Documents;

(ii)	the Final Offering Documents (except any Underwriters’ Information) do not contain a misrepresentation and contain full, true and plain disclosure of all material facts relating to the Offered Securities and the Company;

(iii)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Company has been issued by any Governmental Authority and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any Governmental Authority;

(iv)	the Company has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with at or prior to the Closing Time; and

(v)	the representations and warranties of the Company contained in this Agreement and in any certificates or other documents delivered by the Company pursuant to or in connection with this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct in all material respects as of that date only and in respect of any representations and warranties that are subject to a materiality qualification, in which case they will be true and correct in all respects;

and all of those matters will in fact be true and correct in all material respects as at the Closing Time.

(g)	The Company and each of its “reporting insiders” (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) will have executed a lock-up agreement in such form as is approved by the Underwriters.

(h)	The Company shall have duly notified the TSXV of the issuance of the applicable Offered Securities and completed all necessary filings for the listing of the applicable Offered Securities on the TSXV and the TSXV shall not have objected thereto or denied the listing thereof. For clarification, the Company and Underwriters agree that the Initial Warrants and Additional Warrants will not be listed.

(i)	The Company shall have complied in all material respects with the terms and conditions of this Agreement on its part to be complied with at or prior to the Closing Time.

(j)	The Underwriters shall have received the Underwriters’ Fee in respect of the Offered Securities.

(k)	The Underwriters shall have received such other closing certificates, opinions, receipts, agreements or documents as the Underwriters or their counsel may reasonably request.

Section 18	Conditions to the Underwriters’ Obligations to Purchase the Additional Securities

The several obligations of the Underwriters to purchase the Additional Securities hereunder are subject to the accuracy in all material respects of the representations and warranties of the Company contained in this Agreement as of the date of this Agreement and as of the Closing Date and the Over-Allotment Option Closing Date, the performance by the Company of its obligations under this Agreement, the delivery to the Underwriters on the Over-Allotment Option Closing Date of letters dated the Over-Allotment Option Closing Date substantially similar to the letters referred to in Section 17 and certificates dated the Over-Allotment Option Closing Date substantially similar to the certificates referred to in Section 17(1)(f) (in each case as if references therein to the “Closing Date” were references to the “Over-Allotment Option Closing Date” and references to the “Closing Time” were references to the “Over-Allotment Option Closing Time”), and such other documents as the Underwriters may reasonably request with respect to the Company and the delivery of the Additional Securities.

Section 19	Rights of Termination

(1)	If, prior to the Closing Time, or the Over-Allotment Option Closing Time, as applicable,

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSXV or any securities regulatory authority), other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters, or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise seriously adversely affects the distribution or trading of the Common Shares or any other securities of the Company or the market price or value of the Common Shares or Offered Securities;

(b)	there shall occur or come into effect any material change in the business, affairs (including, for greater certainty, any change to the board of directors or executive management of the Company, including the departure of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President (or persons in equivalent positions)), financial condition or financial prospects of the Company, any change in any material fact or new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to seriously adversely affect the market price, value or marketability of the Offered Securities;

(c)	there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any escalation in the severity of the novel coronavirus “COVID-19” pandemic from the date of this Agreement or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company;

(d)	an order shall have been made or threatened to cease or suspend trading in securities of the Company, or to otherwise prohibit or restrict in any manner the distribution or trading of the Common Shares or Offered Securities, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSXV; or

(e)	the Company is in breach of any material term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to the Closing Time or any representation or warranty given by the Company becomes false, any of the Underwriters shall be entitled, at its option and in accordance with Section 19(2), to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time, or Over-Allotment Option Closing Time, as applicable.

(2)	The rights of termination contained in Section 19(1) may be exercised by any of the Underwriters with respect to the obligation of such Underwriter, and are in addition to any other rights or remedies that any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the terminating Underwriter(s) to the Company, or on the part of the Company to the terminating Underwriter(s), except in respect of any liability which may have arisen prior to or may arise after such termination under Sections 20, 21 and 23. A notice of termination given by an Underwriter under Section 19(1) not apply to or be binding upon any other Underwriter.

Section 20	Indemnity

(1)	Rights of Indemnity

(a)	The Company agrees to indemnify and save harmless each of the Underwriters and affiliates and its directors, officers, employees, partners and agents (including, for greater certainty, Selling Firms), and each person, if any, controlling any Underwriter (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, costs, expenses, claims, suits, proceedings, actions, damages and liabilities (other than losses of profit or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, commenced or threatened, and any and all expenses whatsoever including the reasonable fees and expenses of counsel of any Underwriter that may be incurred in investigating, preparing for and/or defending any action, suit, proceeding, investigation or claim made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”), to which an Indemnified Party may become subject insofar as the Claims are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)	any information or statement (except any Underwriters’ Information) contained in any Offering Document, marketing materials or Marketing Materials Amendment, or in any certificate or other document of the Company delivered pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)	any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange, court or other competent authority, or any change of law or interpretation of administration thereof which prevents or restricts the trading in or the sale or distribution of the Offered Securities in the Qualifying Jurisdictions or in the United States;

(iii)	the non-compliance or alleged non-compliance, or a breach or violation or alleged breach or violation, by the Company with any of its obligations under Canadian Securities Laws or United States Securities Laws; or

(iv)	any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement or under any other document delivered pursuant to this Agreement.

(2)	Notwithstanding the foregoing, if and only to the extent that and when a court of competent jurisdiction, in a final judgment from which no appeal can be made, has determined that a Claim resulted primarily and directly from an Indemnified Party’s fraud, gross negligence, bad faith or willful misconduct, the indemnity provided for in this Section 20 shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall promptly reimburse the Company for any funds advanced to such Indemnified Party in respect of such Claim. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by any Underwriter to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “fraud”, “wilful misconduct” or “gross negligence” for purposes of this Section 20 or otherwise disentitle the Underwriters from indemnification or contribution from an indemnifying party under this Agreement.

(3)	If any Claim is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be sought pursuant to Section 20(1), such Indemnified Party will notify the Company in writing, as soon as reasonably practicable of the nature of such Claim (but failure or delay to so notify of any potential Claim shall not relieve the Company from any liability which it may have to any Indemnified Party except that any failure to so notify the Company of any actual Claim shall affect the Company’s liability only to the extent that it is materially prejudiced by such failure or delay). The Company shall assume the defence of any suit brought to enforce such Claim; provided, however, that:

(a)	the defence shall be conducted through legal counsel reasonably acceptable to the Indemnified Party; and

(b)	no settlement of any such Claim or admission of liability may be made by the Company without the prior written consent of the Indemnified Parties or unless such settlement, compromise or judgment: (A) includes an unconditional release of each Indemnified Party from all liability arising out of such Claim; and (B) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(4)	With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 20 in trust for and on behalf of such Indemnified Party.

(5)	In any Claim, an Indemnified Party shall have the right to retain one other counsel in each jurisdiction to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by such Indemnified Party, unless:

(a)	the Company and Indemnified Party shall have mutually agreed to the retention of the other counsel;

(b)	the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and Company, and the Indemnified Party shall have reasonably concluded that there may be legal defences available to the Indemnified Party that are different or in addition to those available to the Company or Indemnified Party shall have been advised in writing by legal counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(c)	the Company shall not have assumed responsibility for the Claim and retained acceptable counsel within 14 days following receipt by the Company of notice of any such Claim from the Indemnified Party;

provided, however, that no settlement of any such Claim or admission of liability may be made by the Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld or delayed, but further provided that the Indemnifying Party will be liable for the settlement of any such Claim effected without its prior written consent if (i) the Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for the fees and expenses of counsel, (ii) the settlement is entered into more than 45 days after receipt by the Indemnifying Party of such request, (iii) the Indemnifying Party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iv) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.

(6)	The rights and remedies accorded to the Indemnified Parties under this Section 20 are not exclusive and shall not limit any rights or remedies which may be available to any Indemnified Party at law, in equity or otherwise.

Section 21	Contribution

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 20 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to, or unenforceable by the Underwriters, or enforceable otherwise than in accordance with its terms, the Company, on the one hand, and the Underwriters, on the other hand, shall:

(a)	contribute to the aggregate of all claims, expenses, costs and liabilities and all losses of a nature contemplated by Section 20 in such proportions so that the Indemnified Parties shall be responsible for the portion represented by the percentage that the aggregate Underwriters’ Fee payable to the Underwriters hereunder bears to the aggregate offering price of the Offered Securities, and the Company shall be responsible for the balance, whether or not they have been sued or sued separately; and

(b)	if the allocation provided by Section 21(1)(a) above is not permitted by applicable law, the Company and Indemnified Parties shall contribute such proportions as is appropriate to reflect not only the relative benefits referred to in Section 21(1)(a) above but also the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, in connection with the Claim or Claims which resulted in such losses, claims, damages, liabilities, costs or expenses, as determined by final judgment of a court of competent jurisdiction, as well as any other relevant equitable considerations;

provided, however, that: (a) the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate Underwriters’ Fee or any portion of such fee actually received under this Agreement; (b) each Indemnified Party shall not in any event be liable to contribute, individually, any amount in excess of such Indemnified Party’s portion of the aggregate Underwriters’ Fee or any portion of such fee actually received by the applicable Underwriter under this Agreement; and (c) no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgment to have engaged in any fraud, wilful misconduct, bad faith, or gross negligence in connection with the Claim or Claims which resulted in such losses, claims, damages, liabilities, costs or expenses shall be entitled to claim contribution from any person who has not been determined by a court of competent jurisdiction in a final, non-appealable judgment to have engaged in such fraud, wilful misconduct, bad faith, or gross negligence in connection with such Claim or Claims.

(2)	The rights to contribution provided in this Section 21 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity.

(3)	In the event that the Company may be held to be entitled to contribution from the Indemnified Parties under the provisions of any statute or at law, the Company shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Parties are responsible, as determined in Section 21(1)(a); and

(b)	the amount of the Underwriters’ Fee actually received by the Indemnified Parties under this Agreement;

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter’s portion of the Underwriters’ Fee actually received under this Agreement.

(4)	If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Company notice of such claim in writing, as soon as reasonably possible, but failure or delay to so notify the Company shall not relieve the Company of any obligation which it may have to the Underwriters under this Section 21.

(5)	With respect to this Section 21, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriter or any of its subsidiaries and each shareholder of any Underwriters.

(6)	The rights and remedies provided for in this Section 21 are not exclusive and shall not limit any rights or remedies which may be available to any party at law, in equity or otherwise.

Section 22	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 23	Expenses

(1)	Subject to Section 23(2), whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and all reasonable expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Company, including, without limitation, all fees and expenses payable in connection with the qualification of the Offered Securities for distribution and expenses with respect to the delivery of the Offered Securities, all fees relating to arranging for clearance and settlement arrangements, all fees and disbursements of counsel to the Company (including local counsel), all fees and expenses of the Company’s auditors, accountants, translators, consultants and other advisors, all costs incurred in connection with the preparation, translation, filing and printing of the Offering Documents, the marketing materials and any Marketing Materials Amendment, “green sheets” and certificates, if any, representing the Offered Securities (including any transfer taxes and any stamp or other duties payable upon the sale, issuance and delivery of the Offered Securities to the Underwriters), all filing fees, fees of counsel and expenses incurred by the Company or reasonably incurred by the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Offered Securities for offer and sale under the ‘Blue Sky’ laws and, if requested by the Underwriters, preparing and printing a ‘Blue Sky Survey’ or memorandum, and any supplements thereto, and advising the Underwriters of such qualifications, registrations and exemptions, the fees and expenses of the Transfer Agent, the fees and expenses relating to the preparation, issuance and delivery of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Offered Securities, all reasonable expenses associated with any roadshows and marketing and due diligence activities of the Company, and all taxes eligible in respect of any of the foregoing.

(2)	Whether or not the transactions contemplated by this Agreement shall be completed, the Company shall be responsible for (a) the fees and disbursements of the Underwriters’ Canadian legal counsel incurred in connection with the Offering (in an amount not to exceed C$85,000, plus taxes and disbursements), (b) the fees and disbursements of the Underwriters’ U.S. legal counsel; and (c) the reasonable out-of-pocket expenses of the Underwriters (not related to legal fees of the Underwriters) incurred in connection with the Offering, including, without limitation, any advertising, marketing, roadshow, printing, courier, telecommunications, data searches, presentation, travel, entertainment and other expenses, together with all taxes eligible in respect of any of the foregoing.

(3)	All fees and expenses incurred by the Underwriters which are required to be borne by the Company hereunder, shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters.

(4)	To the extent applicable, all expenses and other amounts payable under the terms of this Agreement shall be paid without any set-off.

Section 24	Obligations to Purchase

(1)	Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities at the Closing Time or the Additional Securities at the Over-Allotment Option Closing Time, as the case may be, shall be several and not joint (nor joint and several) and shall be limited to the percentage of the Offered Securities or the Additional Securities, as the case may be, set out opposite the name of the respective Underwriters below:

ATB Capital Markets Inc.	36.5%

Echelon Wealth Partners Inc.	36.5%

Beacon Securities Limited	13.0%

Desjardins Securities Inc.	7.0%

Roth Canada, ULC	7.0%

Total	100%

(2)	Subject to Section 24(4), if an Underwriter (a “Refusing Underwriter”) shall fail to purchase its applicable percentage of the Offered Securities or the applicable Additional Securities, as the case may be (the “Defaulted Securities”), at the Closing Time or Over-Allotment Option Closing Time, as the case may be, the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase, severally and not jointly (nor jointly and severally), all but not less than all of the Defaulted Securities on a pro rata basis among the Continuing Underwriters or in any other proportion agreed upon in writing by such Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriters is less than 10% of the total number of the Offered Securities or the applicable Additional Securities, as the case may be, the Continuing Underwriters will be obligated to purchase, severally and not jointly (or jointly and severally), the Defaulted Securities on the terms set out in this Agreement in such proportions, provided that the Continuing Underwriters shall have the right to postpone the Closing Time or Over-Allotment Option Closing Time, as applicable, for such period not exceeding five Business Days as they shall determine and notify the Company in order that the required changes, if any, to the Final Offering Documents or to any other documents or arrangements may be effected. If the number of Defaulted Securities to be purchased by the Refusing Underwriters is equal to or greater than 10% of the total number of the Offered Securities or the applicable Additional Securities, as the case may be, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, the Company shall have the right to either proceed with the sale of the Offered Securities (less the Defaulted Securities) to the Continuing Underwriters or terminate its obligations to the Continuing Underwriters, except pursuant to Section 20 and Section 21. Nothing in this Section 24 shall obligate the Company to sell to any or all of the Underwriters less than all of the Offered Securities to be sold at the Closing Time or shall relieve any Refusing Underwriter from liability to the Company or any Continuing Underwriter in respect of its default hereunder.

(3)	If the amount of the Offered Securities or the applicable Additional Securities, as the case may be, that the Continuing Underwriters wish to purchase exceeds the amount of the Offered Securities or the applicable Additional Securities, as the case may be, that would otherwise have been purchased by an Underwriter that is in default, Offered Securities or the applicable Additional Securities, as the case may be, shall be divided pro rata among the Continuing Underwriters desiring to purchase such Offered Securities or the applicable Additional Securities, as the case may be.

(4)	In the event that one or more but not all of the Underwriters shall exercise their right of termination under Section 19, the Continuing Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Securities or the applicable Additional Securities, as the case may be, that would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Offered Securities or the applicable Additional Securities, as the case may be, that the Continuing Underwriters wish, but are not obliged, to purchase exceeds the amount of such Offered Securities or the applicable Additional Securities, as the case may be, which remain available for purchase, Offered Securities or the applicable Additional Securities, as the case may be, shall be divided pro rata among the Underwriters desiring to purchase such Offered Securities or the applicable Additional Securities, as the case may be.

Section 25	Restrictions of Further Issuances and Sales

During the period beginning on the Closing Date and ending on the date that is 90 days after the Closing Date, the Company shall not, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, which consent shall not unreasonably be withheld or delayed, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company, other than (i) as contemplated by this Agreement or in the Offering Documents; (ii) in connection with grants of incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, employee stock purchase plans, or other similar issuances pursuant to the equity incentive plan of the Company and other share compensation arrangements or Employee Plans (collectively, “Equity Awards”); (iii) upon the exercise of outstanding Equity Awards and common share purchase warrants of the Company; (iv) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions (it being understood that, for the avoidance of doubt, the Company shall be entitled to rely on this subparagraph (iv) in order to issue Common Shares in order to satisfy the obligations of the Company in respect of existing agreements or in connection with acquisitions entered into with arms length parties); (v) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by subparagraph (i), (ii) or (iv), above; (vi) in settlement of outstanding indebtedness of the Company to arm’s length third parties (including, the issuance of Common Shares in settlement of principal and interest payable on the outstanding debt instruments of the Company); or (vii) the issuance of securities by the Company in connection with acquisitions and consulting and services agreements entered into with arms length parties, in each case in the normal course of the Company’s business. In addition, and subject to certain exceptions, all “reporting insiders” (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) of the Company shall agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or equity securities of the Company or securities exchangeable or convertible into Common Shares for a period of 90 days from the Closing Date without the prior written consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld.

Section 26	Stabilization

In connection with the distribution of the Offered Securities, the Underwriters and the Selling Firms, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, in compliance with applicable Canadian Securities Laws and the rules and regulations of applicable stock exchanges. Those stabilizing transactions, if any, may be discontinued at any time.

Section 27	Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase of the Offered Securities, with such representations, warranties, obligations and agreements of the Company to survive and continue in full force and effect for a period ending on the latest date under: (a) in the case of a non-U.S. holder of the Offered Securities, applicable Canadian laws that such holder of the Offered Securities may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Prospectus or any Prospectus Amendment, and (b) in the case of a U.S. holder of the Offered Securities, applicable U.S. laws that such holder of the Offered Securities may be entitled to commence an action with respect to an untrue statement of a material fact contained in the U.S. Offering Memorandum or any Offering Memorandum Amendment or an omission to state in the U.S. Offering Memorandum or any Offering Memorandum Amendment a material fact that is necessary to make a statement contained in the U.S. Offering Memorandum or any Offering Memorandum Amendment, in light of the circumstances in which it was made, not misleading; provided, however, (i) the representations, warranties, obligations and agreements of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive during the pendency of any Claim commenced prior to the expiry of either of the foregoing periods, including all appeals thereof, and (ii) the indemnification obligations of the Company set forth in Section 20 shall survive indefinitely; and, in each case, the representations, warranties, obligations and agreements of the Company contained in this Agreement shall continue in full force and effect unaffected by any subsequent disposition of the Offered Securities by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Offering Documents or the distribution of the Offered Securities.

Section 28	Time and Assignment

(1)	Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

(2)	The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Company and the Underwriters and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without such consent will be invalid and of no force and effort.

Section 29	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 30	No Fiduciary Duty

The Company hereby acknowledges that (i) the offer and sale of the Offered Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) each Underwriter is acting as principal and not as an agent or fiduciary of the Company; and (iii) the Company’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

Section 31	Notice

(1)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to an Underwriter, addressed and sent in accordance with the details noted below:

ATB Capital Markets Inc.
66 Wellington Street West
Suite 3530, Toronto, ON
M5K 1A1
Attention:	Adam Carlson
Email:	acarlson@atb.com

And

Echelon Wealth Partners Inc.
1 Adelaide Street East
Suite 2100, Toronto, ON
M5C 2V9
Attention:	Peter Graham
Email:	pgraham@echelonpartners.com

And

Beacon Securities Limited
66 Wellington Street West
Suite 4050, Toronto, ON
M5K 1H1
Attention:	Mario Maruzzo
E-mail:	mmaruzzo@beaconsecurities.ca

Desjardins Securities Inc.
25 York St.
Suite 1000, Toronto, ON
M5J 2V5
Attention:	William Tebbutt
E-mail:	bill.tebbutt@desjardins.com

And

Roth Canada, ULC
130 King Street West
Suite 1921, Toronto, ON
M5K 2A2
Attention:	Brady Fletcher
E-mail:	bfletcher@rothcanada.ca

And

and in each case with a copy (which shall not constitute notice) sent to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9
Attention:	Donald Belovich
E-mail:	dbelovich@stikeman.com

(b)	if to the Company, addressed and sent to:

High Tide Inc.
11127 15th Street N.E.
Unit 112, Calgary, AB
T3K 2M4
Attention:	Raj Grover
Email:	raj@hightideinc.com

with a copy (which shall not constitute notice) sent to:

Garfinkle Biderman LLP
1 Adelaide Street East
Suite 801, Toronto, ON M5C 2V9
Attention:	Shimmy Posen
Email:	sposen@garfinkle.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 31.

(2)	Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee and:

(a)	a notice that is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)	a notice that is sent by e-mail shall be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 32	Authority of the Co-Lead Underwriters and Underwriters

ATB and Echelon are hereby authorized by each of the other Underwriters to act on its behalf, and the Company shall be entitled to and shall act on any notice given in accordance with Section 31 jointly by the Co-Lead Underwriters or any agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of: (i) a settlement of an indemnity claim pursuant to Section 20, which settlement shall be made by the Indemnified Party; or (ii) a notice of termination pursuant to Section 18, which notice may be given by any of the Underwriters exercising such right. The Co-Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

Section 33	Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by electronic transmission and all such counterparts and electronic transmissions shall together constitute one and the same agreement.

Section 34	Entire Agreement

(1)	The terms and conditions of this Agreement represents the entire agreement between the parties and supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

(2)	If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an agreement among us.

Section 35	Representations and Warranties of the Underwriters

(1)	Each Underwriter severally, an not jointly (nor jointly and severally), hereby represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties, that:

(a)	such Underwriter and its U.S. Affiliate, if any, is registered or qualified, as applicable, to offer and sell the Offered Securities in the Qualifying Jurisdictions, and, if applicable, the United States, as contemplated by this Agreement and the Offering Documents;

(b)	such Underwriter and its U.S. Affiliate, if any, is a valid and subsisting corporation existing in good standing under the laws of the jurisdiction in which it is incorporated;

(c)	such Underwriter and its U.S. Affiliate, if any, has all requisite power and authority and good and sufficient right and authority to enter into, deliver and carry out its obligations under this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d)	in respect of the offer and sale of Offered Securities, such Underwriter and its U.S. Affiliate, if any, have complied with the provisions of this Agreement in all material respects and with all applicable Canadian Securities Laws (including the rules and policies of the Investment Industry Regulatory Organization of Canada) and applicable United States Securities Laws, as applicable, in the jurisdictions in which either of them offers the Offered Securities;

(e)	such Underwriter and its U.S. Affiliate, if any, is (i) duly registered pursuant to the provisions of applicable Canadian Securities Laws and applicable United States Securities Laws, as the case may be, (ii) duly registered or licensed as a broker-dealer or an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, and (iii) in good standing with any applicable governmental agency or self-regulatory organization governing such registration or license, or if or where not so registered or licensed, such Underwriter and its U.S. Affiliate, if any, has acted only through members of a Selling Firm who are so registered or licensed; and

(f)	such Underwriter and its U.S. Affiliate, if any, and their representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Securities in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or other telecommunications, including electronic display or the internet, or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Securities whose attendees have been invited by any general solicitation or general advertising.

(2)	Each Underwriter makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form a part of this Agreement.

(3)	The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Closing Time or Over-Allotment Option Closing Time, as applicable, as though they were made at the applicable time and they shall not survive the completion of the transactions contemplated under this Agreement but shall terminate on the completion of the distribution of the Offered Securities.

[Remainder of this page is intentionally left blank. Signature page follows.]

ATB CAPITAL MARKETS INC.

By:	“Adam Carlson”
	Name:	Adam Carlson
	Title:	Managing Director, Investment Banking

ECHELON WEALTH PARTNERS INC.

By:	“Peter Graham”
	Name:	Peter Graham
	Title:	Managing Director, Investment Banking

BEACON SECURITIES LIMITED

By:	“Mario Maruzzo”
	Name:	Mario Maruzzo
	Title:	Managing Director

DESJARDINS SECURITIES INC.

By:	“William Tebbutt”
	Name:	William Tebbutt
	Title:	Managing Director

ROTH CANADA, ULC

By:	“Brady Fletcher”
	Name:	Brady Fletcher
	Title:	President

The foregoing offer is accepted and agreed to as of the date first above written.

HIGH TIDE INC.

By:	“Raj Grover”
	Name:	Raj Grover
	Title:	Chief Executive Officer

Schedule A
UNITED STATES OFFERS AND SALES

1.	Definitions

As used in this Schedule “A”, the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Securities;

“Disqualification Event” means any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“Offered Securities” means, together, the Initial Units and the Additional Securities, if any.

“Offshore Transaction” means and “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“QIB Certificate” means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Offering Memorandum;

“Qualified Institutional Buyers” has the meaning given to it in Rule 144A;

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D; and

“U.S. Accredited Investor Certificate” means the U.S. Accredited Investor Certificate in the form attached as Exhibit II to the U.S. Offering Memorandum.

All other capitalized terms used but not otherwise defined in this Schedule A shall have the meanings given to them in the Underwriting Agreement to which this Schedule A is attached and of which this Schedule A forms a part.

2.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters and their U.S. Affiliates that:

(a) it is, and at each closing will be, a Foreign Issuer that reasonably believes that there is no Substantial U.S. Market Interest in its Common Shares;

(b) neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any members of the banking and selling group formed by them, as to whom the Company makes no representation), has taken or will knowingly take any action that would cause the applicable exemption or exclusion from registration under the 1933 Act provided by Rule 144A, Regulation D or Rule 903 of Regulation S (or any other U.S. private resale exemption thereunder being relied upon in connection with offers and sales of the Offered Securities, including any applicable U.S. state securities laws) to be unavailable for offers and sales of the Offered Securities pursuant to the Agreement and this Schedule “A”;

(c) The Company acknowledges that the Offered Securities have not been and will not be registered under the 1933 Act or any state securities laws and that the Offered Securities may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. Except with respect to offers and sales in accordance with the Underwriting Agreement (including this Schedule “A”) to, or for the account or benefit of, persons in the United States or U.S. persons that are (i) Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 144A, and (ii) Substituted Purchasers that are U.S. Accredited Investor in reliance on Rule 506(b) of Regulation D, and, in each case, pursuant to similar exemptions under applicable state securities laws, neither the Company nor any of its affiliates, nor any person acting on any their behalf (other than the Underwriters, U.S. Affiliates or any members of the banking and selling group formed by them, as to whom the Company makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any of the Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person;

(d) none of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Affiliates or any members of the banking and selling group formed by them, as to whom the Company makes no representation) (i) has offered or will knowingly offer to sell, or has solicited or will solicit offers to buy, any of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Person, by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act; (ii) has made or will make any Directed Selling Efforts; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

(e) the Offered Securities are not, and as of the Closing will not be, and no securities of the same class as the Offered Securities are: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) upon issuance of less than ten percent for securities so listed or quoted;

(f) for so long as any of the Offered Securities which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the 1933 Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any holder of the Offered Securities in the United States and any prospective purchaser of the Offered Securities designated by such holder in the United States, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A);

(g) the Company is not, and after giving effect to the offering of the Offered Securities and the application of the proceeds as contemplated herein and the U.S. Offering Documents will not be, registered as an investment company nor will it be required to register as an investment company within the meaning of the Investment Company Act;

(h) the Company has not, for a period beginning six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Company’s securities, and will not do so during the Offering or for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons;

(i) none of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(j) With respect to the Offered Securities offered and sold in reliance on Rule 506(b) of Regulation D, none of the Company, any of its predecessors, any affiliated issuer that is issuing the Offered Securities in this Offering, any director, executive officer, or other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale of the Offered Securities (but excluding the Regulation D Underwriters (as defined below), as to whom no representation, warranty or covenant is made) (each, a “Company Covered Person” and, collectively, the “Company Covered Persons”) is subject to a Disqualification Event. The Company will notify the Underwriters in writing, prior to any Closing Date of (i) any Disqualification Event relating to a Company Covered Person not previously disclosed to the Underwriters in accordance with this section, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person. As of any Closing Date, the Company is not aware of any person (other than any Regulation D Underwriter Covered Person (as defined below)) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer and sale of any of the Offered Securities pursuant to Rule 506(b) of Regulation D;

(k) none of the Company or any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the U.S. Securities and Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder; and

(l) the Company will, within the prescribed time periods after the first sale of the Offered Securities in the United States, prepare and file any forms or notices required under the 1933 Act or any state securities laws in connection with the sale of the Offered Securities with the SEC and with all applicable state securities regulators.

3.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter and U.S. Affiliate jointly and not severally (but not jointly with any other Underwriter or its respective U.S. Affiliate), acknowledges, represents, warrants and covenants to the Company that:

(a) acknowledges that the Offered Securities have not been and will not be registered under the 1933 Act or any state securities laws and the Offered Securities may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. It has offered for sale the Offered Securities only as follows: (a) in Offshore Transactions in accordance with Rule 903 of Regulation S; or (b) offers of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons that are (i) Qualified Institutional Buyers, and (ii) Substituted Purchasers that are U.S. Accredited Investors purchasing in transactions that are exempt from the registration requirements of the 1933 Act pursuant to Rule 144A and Rule 506(b) of Regulation D, respectively, and similar exemptions under applicable U.S. state securities laws, as provided in paragraphs (b) through (*) below. Accordingly, none of the Underwriter, its U.S. Affiliate, any of their affiliates or any persons acting on behalf of any of them, has made or will make (except as permitted in paragraphs (b) through (*) below) any: (x) offer to sell, or any solicitation of an offer to buy, any of the Offered Securities to, or for the account or benefit of, any person in the United States or any U.S. Person; (y) any sale of the Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Underwriter, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (z) Directed Selling Efforts

(b) the sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons will be made only by the Underwriters or their respective U.S. Affiliates, acting as agents, (i) pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, or (ii) pursuant to Rule 506(b) of Regulation D to Substituted Purchasers that are U.S. Accredited Investors, and in each case, in compliance with any applicable state securities laws of the United States. Each Qualified Institutional Buyer shall have made the representations, warranties and agreements set forth in the QIB Certificate and each U.S. Accredited Investor shall have made the representations, warranties and agreement set forth in the U.S. Accredited Investor Certificate;

(c) each offeree of the Offered Securities in the United States, or that is purchasing for the account or benefit of a U.S. Person, shall be provided with a copy of the U.S. Offering Memorandum. Each purchaser of the Offered Securities in the United States, or that is purchasing for the account or benefit of a U.S. Person, shall be provided, prior to time of purchase of any of the Offered Securities with a copy of the U.S. Offering Memorandum;

(d) the Offered Securities have not been and will not be registered under the 1933 Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. It has not offered and sold, and will not offer and sell, any of the Offered Securities except to persons it reasonably believes to be Qualified Institutional Buyers or U.S. Accredited Investors;

(e) it and its affiliates, including its U.S. Affiliate, have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the 1933 Act;

(f) it has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities except with its U.S. Affiliate, any selling group members or with the prior written consent of the Company. It shall require its U.S. Affiliate and each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each selling group member complies with, the provisions of this Schedule “A” applicable to the Underwriter as if such provisions applied directly to its U.S. Affiliate and such selling group member; all offers and sales of the Offered Securities in the United States shall be made by the Underwriter through its U.S. Affiliate (which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.) or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act in accordance with all applicable broker-dealer laws and in compliance with this Schedule A;

(g) each U.S. Affiliate offering the Offered Securities to Qualified Institutional Buyers pursuant to Rule 144A in the United States is a Qualified Institutional Buyer;

(h) it will solicit (and will cause its U.S. Affiliate to solicit, as applicable) offers for the Offered Securities in the United States and to or for the account or benefit of U.S. Persons only to, and it and they have offered and solicited only from and to persons it reasonably believes, and immediately prior to making any such offer, it had reasonable grounds to believe and did believe, to be Qualified Institutional Buyers or U.S. Accredited Investors;

(i) it will inform (and will cause its U.S. Affiliate to inform, as applicable) all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of U.S. Persons or who were purchasing the Offered Securities in the United States that the Offered Securities have not been and will not be registered under the 1933 Act and are being offered and sold to such purchasers without registration under the 1933 Act in reliance upon Rule 144A and Rule 506(b) of Regulation D under the 1933 Act and similar exemptions from applicable state securities laws, as applicable, and that the Offered Securities are “restricted securities” and may not be exercised, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with the restrictions set forth in the documents and agreements governing such securities;

(j) none of the Underwriter, its U.S. Affiliate or any person acting on any of their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of the Offered Securities contemplated hereby;

(k) with respect to the Offered Securities offered in reliance on Rule 506(b) of Regulation D, neither the Underwriter nor its affiliates (including its U.S. Affiliate) (collectively, the “Regulation D Underwriters”), any general partner or managing member of the Regulation D Underwriters, any director, executive officer or other officer of the Regulation D Underwriters participating in the offering of the Offered Securities or general partner or managing member of the Regulation D Underwriters or any officer, employee or agent of the Regulation D Underwriters or general partner or managing member of the Regulation D Underwriters that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer and sale of any of the Offered Securities (each, a “Regulation D Underwriter Covered Person” and collectively, the “Regulation D Underwriter Covered Persons”) is subject to any Disqualification Event, except for a Disqualification Event contemplated by Rule 506(d)(2) of the 1933 Act and a description of which has been furnished in writing to the Company prior to the date hereof. Each Regulation D Underwriter will notify the Company in writing, prior to any Closing Date of (i) any Disqualification Event relating to any Regulation D Underwriter Covered Person not previously disclosed to the Company in accordance with this section, and (ii) any event that would, with the passage of time, become a Disqualified Event relating to any Regulation D Underwriter Covered Person. As of the Closing Date, the Underwriter is not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the offer and sale of any of the Offered Securities pursuant to Rule 506(b) of Regulation D;

(l) prior to the Closing Time, it will deliver duly completed and executed (i) QIB Certificates from each purchaser purchasing as a Qualified Institutional Buyer, and (ii) U.S. Accredited Investor Certificates from each purchaser purchasing as a U.S. Accredited Investor;

(m) it acknowledges that the Broker Securities have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. In connection with the issuance of the Broker Warrants to it, it represents, warrants and covenants that (i) it is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person; (ii) it is not a U.S. Person and is not acquiring the Broker Warrants in the United States, or on behalf of a U.S. Person or a person located in the United States; and (iii) the Agreement was executed and delivered outside the United States. The Underwriter acknowledge and agree that the Broker Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is exempt from registration under the U.S. Securities Act and the applicable securities laws of any state of the United States; and

(n) at Closing, it and its U.S. Affiliates will either (i) provide a certificate, substantially in the form of Annex 1 to this Schedule A, or (ii) be deemed to have represented and warranted to the Company as of the Closing Time that neither it nor they offered or sold any of the Offered Securities in the United States.

ANNEX 1 TO SCHEDULE “A”
UNDERWRITERS’ CERTIFICATE

In connection with the private placement of Initial Units and Additional Securities, if any, (the “Offered Securities”) of High Tide Inc. (the “Corporation”) in the United States, the undersigned, being one of the several Underwriters referred to in the underwriting agreement dated as of May 20, 2021, among the Corporation and the Underwriters (the “Underwriting Agreement”), and the placement agent in the United States for such Underwriter (the “U.S. Affiliate”), do hereby certify that:

1.	the U.S. Affiliate is, and was on the date of each offer and sale of Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

2.	we acknowledge that the Offered Securities have not been registered under the 1933 Act or any applicable state securities laws and may not be offered or sold within the United States except pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws;

3.	neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising;

4.	each offeree was provided with the U.S. Offering Memorandum, and we have not used and will not use any written material other than the U.S. Offering Memorandum;

5.	immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or U.S. Accredited Investor, and on the date hereof, we continue to believe that each offeree that purchases Securities from us is a Qualified Institutional Buyer or U.S. Accredited Investor;

6.	we obtained and delivered to the Corporation, for acceptance at the Closing a duly executed QIB Certificate from each Qualified Institution Buyer and a duly executed U.S. Accredited Investor Certificate from each U.S. Accredited Investor; and

7.	the offering of the Offered Securities has been conducted by us in accordance with the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

Dated this ____ day of __________, 2021.

[insert name of underwriter]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE “B”

CANNABIS LICENSES

(See attached.)